                                                Filed Pursuant to Rule 424(b)(1)
                                                   Registration Number 333-31456

                                3,150,000 SHARES

                         RIBOZYME PHARMACEUTICALS, INC.

[LOGO][LOGO]

                                  COMMON STOCK

                                 ------------

  Ribozyme Pharmaceuticals, Inc. is offering 3,150,000 shares of its common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "RZYM." On April 5, 2000 the last reported sale price of the common stock on the Nasdaq National Market was $22.75 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 ------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                               Per Share    Total
------------------------------------------------------------------------------------
Public Offering Price........................................   $18.00   $56,700,000
Underwriting Discounts and Commissions.......................   $ 1.08   $ 3,402,000
Ribozyme's Proceeds..........................................   $16.92   $53,298,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The underwriters have an option to purchase up to an additional 472,500 shares of common stock from certain selling stockholders to cover over-allotments. If the underwriters exercise their option, we will not receive any proceeds from the sale of those shares by the selling stockholders. The underwriters expect to deliver the shares to purchasers on or about April 11, 2000.

ING BARINGS                                                           CHASE H&Q

                                 ------------


                                 APRIL 6, 2000

INSIDE FRONT COVER


[ILLUSTRATION: three figures of ANGIOZYME, an anti-angiogenic cancer compound;

Figure 1: Shows blood vessels, endothelial cells, a tumor and VEGF-1 receptor with the text "Inception: Tumor sends chemical "signal" to VEGF-1 receptor on nearby blood vessel (endothelial cell), stimulating blood vessel growth."

Figure 2: Shows cancer spreading via new blood vessel with the text "Growth:
Blood vessel supplies needed nutrients, tumor grows and begins to spread to other body parts via the new blood supply."

Figure 3: Shows ANGIOZYME destroying the VEGF-1 receptor with the text "ANGIOZYME intervenes at inception: ANGIOZYME prevents reception of the tumor's chemical signal by "destroying" the VEGF-1 receptor in each endothelial cell, stopping growth of new blood vessels to the tumor, thus retarding tumor growth and metastases."]


ANGIOZYME(TM) and HERZYME(TM) are trademarks of Ribozyme Pharmaceuticals.

                              PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements and related notes, before making an investment decision. Except as otherwise noted, we have used the offering price of $18.00 per share. Unless otherwise noted, references in this prospectus to "Ribozyme Pharmaceuticals,""we," "our" and "us" refer to Ribozyme Pharmaceuticals, Inc., a Delaware corporation, and its affiliates.

                        Ribozyme Pharmaceuticals, Inc.

Business overview

   We are developing a new class of drugs based on engineered molecules called "ribozymes." Ribozymes are a form of ribonucleic acid that have the ability to cleave RNA, including messenger RNA, and thereby selectively inhibit protein production or viral replication. Because many human diseases result from abnormal protein production or viral replication, we believe that ribozymes may prevent, treat or cure a broad range of human diseases.

   We are currently in clinical development and preclinical testing for the following three product candidates:

    . ANGIOZYME, for which we are conducting a Phase I/II clinical trial for the treatment of solid tumor cancers in collaboration with Chiron Corporation;

    . an anti-HCV ribozyme which is being developed for the treatment of Hepatitis C in collaboration with Eli Lilly and Company; and

    . HERZYME, which we are developing for the treatment of breast and other cancers in collaboration with Elan Corporation plc and its affiliates.

  We expect to identify and begin preclinical testing on an additional product candidate by the end of 2000 and develop new ribozyme product candidates in the future.

The ribozyme advantage

   We believe that ribozymes offer significant advantages over other approaches to treating human diseases. Human diseases are often the direct result of the abnormal production of proteins. Protein production is the result of the "expression" of genes through an intermediary process using messenger RNA, or mRNA. Ribozymes have the ability to act as "molecular scissors" by cutting mRNA molecules into two ineffective strands, thereby preventing gene function and protein production. Ribozymes can also be used to cut viral RNA, thus preventing viral replication.

   Since ribozymes can be applied (in principle) to any RNA sequence, they have the potential to have broad applicability as an entirely new class of therapeutic agents. Because ribozymes attach to and cut only a specific targeted RNA, their use minimizes the risk of unwanted side effects caused by other cellular reactions to a given therapeutic agent. Unlike traditional therapeutic products which temporarily prevent gene function, ribozymes permanently destroy the target RNA and stop the associated protein production or viral replication.

   Our technology, which is based on the Nobel prize-winning discoveries of Dr. Thomas R. Cech, is supported by more than 110 issued or allowed patents and over 100 patent applications. We believe that this patent portfolio gives us rights to control the manufacture, use and sale of ribozymes.

Our product programs

 ANGIOZYME

   We are developing ANGIOZYME in collaboration with Chiron primarily as a treatment for solid tumors and associated metastases in cancers such as lung, breast, prostate, colon and rectum. These cancers account for over 650,000 new cancer cases and nearly 300,000 deaths per year in the United States alone.

   Animal studies using ANGIOZYME alone and in conjunction with existing cytotoxic cancer therapies for treatment of solid tumors have shown dramatic reduction in tumor growth and metastases. We have completed Phase Ia and Ib clinical trials to demonstrate safety and tolerability of single doses of ANGIOZYME. We initiated a Phase I/II multi-dose clinical trial in cancer patients in November 1999 to evaluate the overall safety, tolerability and other effects and to make observations regarding disease progression. We expect to complete the Phase I/II trial by the end of 2000. Subject to FDA approval, we would expect to initiate a pivotal efficacy trial in 2001 which is intended to be the basis for a New Drug Application, or NDA.

 ANTI-HCV RIBOZYME

   Our anti-HCV ribozyme is being developed in collaboration with Eli Lilly to treat Hepatitis C, a viral disease of the liver. There are over four million people in the United States chronically infected with Hepatitis C and over 170 million people worldwide. The disease infects approximately 50,000 people and results in over 10,000 deaths per year in the United States alone. Current treatments for Hepatitis C are effective in less than 50% of existing patients and have serious side effects. Our research and preclinical testing have indicated that our anti-HCV ribozyme, formerly known as HEPTAZYME(TM), selectively cuts Hepatitis C RNA in a manner that significantly inhibits viral replication in cell culture. In February 2000, clinical trials were initiated for the anti-HCV ribozyme.

 HERZYME

   We have recently formed a joint venture with Elan to develop HERZYME, a treatment for breast and other cancers. More than 170,000 new breast cancer patients are diagnosed each year in the United States. Approximately 30% of these patients overexpress the Her-2 gene, indicating that regulation of the Her-2 gene could have a beneficial impact on the disease. HERZYME specifically targets and downregulates Her-2 and is expected to have a more benign side effect profile than other therapeutic drugs targeting the Her-2 gene. HERZYME is currently in preclinical testing.

Atugen

   We have also used ribozymes for target discovery and validation, the process by which the life science industry identifies genes that cause or contribute to human diseases. In 1998, we decided to focus on the therapeutic potential of ribozymes and transferred our target discovery and validation technology to a newly formed company, Atugen AG, for a significant equity stake. Currently we own a 48.4% interest in Atugen.

Strategy

   Our strategy is to use our unique and patented ribozyme technology to identify and develop a new class of drugs to treat human diseases for which there are large numbers of patients and insufficient treatments. The principal elements of our strategy are to:

  . develop ribozyme drugs by pursuing multiple product candidates across a number of diseases;

  . maximize value of new product candidates through expanded internal development;

  . focus on human therapeutics and license other applications of our technology; and

  .  maintain and expand our patent portfolio and proprietary technology.

   Our corporate headquarters are located at 2950 Wilderness Place, Boulder, Colorado 80301, and our telephone number is (303) 449-6500. Our web site address is www.rpi.com. Information contained on our web site does not constitute part of this prospectus.

                                  The Offering

Common stock offered by us....  3,150,000 shares

Common stock to be
 outstanding after the
 offering.....................
                                15,162,652 shares

Use of proceeds...............  To fund preclinical studies and clinical trials of our product candidates, research and
                                development, repayment of $6.9 million of our outstanding borrowings from Schering AG and for working capital and other general corporate purposes.

Nasdaq National Market          RZYM
 symbol.......................

--------
This information is based on the number of shares outstanding at April 5, 2000. It excludes:

 . 1,680,529 shares reserved for issuance under our stock option plan, of which 1,569,573 options to purchase shares are outstanding at a weighted average exercise price of $5.10 per share;

 . 1,337,458 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $18.00 per share;

 . 349,356 shares issuable to Schering AG upon conversion of outstanding debt, based upon the closing price of $22.75 of our common stock on April 5, 2000;

 . 329,670 shares issuable to Eli Lilly upon conversion of five shares of our Series L convertible preferred stock, based upon the closing price of $22.75 of our common stock on April 5, 2000;

 . an undeterminable number of shares issuable to Elan in May 2001 for a total purchase price of $5.0 million;

 . up to 1,200,000 shares issuable to Elan upon conversion of 12,015 shares of our Series A convertible exchangeable preferred stock;

 . an undeterminable number of shares issuable to Elan upon conversion of shares of our Series B convertible preferred stock that Elan may receive in the future upon conversion of our convertible promissory note to Elan;

 . 29,959 shares available for issuance under our 401(k) salary reduction plan and trust; and

 . 85,761 shares available for issuance under our employee stock purchase plan.

                             SUMMARY FINANCIAL DATA
                    (in thousands except per share amounts)

   The selected historical financial data presented below is derived from the financial statements of Ribozyme Pharmaceuticals. The financial statements for each of the five years ended December 31, 1995, 1996, 1997, 1998 and 1999 have been audited by Ernst & Young LLP, independent auditors. The pro forma balance sheet data summarized below reflects the following transactions with Elan in January 2000: the sale of 641,026 shares of our common stock to Elan for $5.0 million and the sale of 12,015 shares of our Series A convertible exchangeable preferred stock to Elan for $12.0 million. The pro forma as adjusted balance sheet data reflects the Elan transactions; the application of the net proceeds from the sale of the 3,150,000 shares of common stock offered by Ribozyme Pharmaceuticals after deducting the underwriting discounts and estimated offering expenses; and the repayment of $6.9 million of our outstanding borrowings from Schering AG.

                                        Year Ended December 31,
                              ------------------------------------------------
                                1995      1996      1997      1998      1999
                              --------  --------  --------  --------  --------
Statement of Operations
 Data:
Total revenues..............  $  1,280  $    773  $  1,983  $  8,988  $  7,664
Expenses:
  Research and development..    12,204    14,189    15,170    16,941    15,395
  General and
   administrative...........     1,397     1,943     1,886     1,813     2,132
                              --------  --------  --------  --------  --------
  Total operating expenses..    13,601    16,132    17,056    18,754    17,527
                              --------  --------  --------  --------  --------
Operating loss..............   (12,321)  (15,359)  (15,073)   (9,766)   (9,863)
Total other income
 (expense)..................      (159)       91       (49)   (1,152)     (798)
                              --------  --------  --------  --------  --------
Net loss....................  $(12,480) $(15,268) $(15,122) $(10,918) $(10,661)
                              ========  ========  ========  ========  ========
Net loss per share (basic
 and diluted)...............  $  (3.86) $  (2.61) $  (2.04) $  (1.22) $  (1.05)
Shares used in computing net
 loss per share (basic and
 diluted) ..................     3,230     5,845     7,420     8,978    10,158

                                                     December 31, 1999
                                               -------------------------------
                                                           Pro      Pro Forma
                                                Actual    Forma    As Adjusted
                                               --------  --------  -----------
Balance Sheet Data:
Cash, cash equivalents and securities
 available-for-sale........................... $ 14,000  $ 19,000   $ 64,759
Working capital...............................   14,086    19,086     64,845
Total assets..................................   25,092    42,107     87,866
Capital lease obligations and long-term debt,
 net of current portion.......................    6,811     6,811        --
Accumulated deficit...........................  (84,083)  (84,083)   (84,083)
Total stockholders' equity....................   14,881    31,896     84,596

                           FORWARD-LOOKING STATEMENTS

   Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

We are a biotechnology company in the early stage of development and have only a limited operating history for you to review in evaluating our business and prospects.

   Our ribozyme technology is in an early stage of development and represents a new and unproven approach to therapeutic products. There can be no assurance that our technologies will enable us or any of our collaborators to discover and develop therapeutic products.

   All of our products are in early stages of development, have never generated any sales and require extensive testing before commercialization. We do not expect any of our product candidates to be commercially available for at least four years. You must consider, based on our limited history, our ability to:

  . obtain the financial resources necessary to develop, test, manufacture and market products;

  . engage corporate partners to assist in developing, testing, manufacturing and marketing our products;

  . satisfy the requirements of clinical trial protocols, including patient enrollment;

  .  establish and demonstrate the clinical efficacy of our products;

  .  obtain necessary regulatory approvals; and

  . market our products to achieve acceptance and use by the medical community in general.


We have a history of losses, expect future losses and cannot assure you that we will ever become or remain profitable.

   We have incurred significant losses and have had negative cash flows from operations since inception. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses. We have funded our activities primarily from sales of stock, revenues under research and development agreements and lines of credit. As of December 31, 1999, our accumulated deficit was $84.1 million.

   We expect to incur losses for at least the next several years because we plan to spend substantial amounts on research and development of our products, including preclinical studies and clinical trials, and, if we obtain necessary regulatory approvals, on sales and marketing efforts.

We depend upon our collaborative relationships and our collaborators have rights under these agreements which if exercised could adversely affect our ability to develop our products and our operating results.

   Engaging corporate partners and other third parties to develop, test and manufacture our initial products has been, and is expected to continue to be, a key element of our strategy. Our current partners, Chiron, Eli Lilly and Elan, have the right to unilaterally terminate our existing agreements or discontinue funding their share of product development expenses. If any of them were to terminate its funding of the development of a particular product, we may not have the right to continue development of that product on our own.

   In addition, there are many aspects of our collaborations that have been and will continue to be outside of our control including:

  . decisions by our collaborators to extend or renew our agreements and relationships;

  . the pace of development of our products including the achievement of performance milestones;

  .  development by our collaborators of competing technologies or products;

  .  exercise by our collaborators of marketing or manufacturing rights; and

  . the loss of our rights to products or the profits from our products if we are unable to fund our share of development costs.

We have granted exclusive rights to certain of our collaborators to products targeting specific gene sequences which could delay development of those products and prevent us from entering into other collaborative agreements.

   Under our current collaborations, up to an aggregate of 50 targets may be reserved at any time. Development of the products subject to these exclusivity provisions is out of our control. These products will not be available to us during the exclusivity term either to develop internally or in collaboration with third parties.

   Some of our collaborators have the right to reserve exclusive rights to specified products for a period of time, even if they are not developing that product. Also, many of our collaboration agreements require us to offer our collaborators a right of first offer for certain targets and products.

Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

   The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

   Before commencing clinical trials in humans, we must submit and receive approval from the FDA of an Investigational New Drug application, or IND. Clinical trials are subject to oversight by institutional review board and the FDA and:

  . must be conducted in conformance with the FDA's good laboratory practice regulations;

  .  must meet requirements for institutional review board oversight;

  .  must meet requirements for informed consent;

  .  must meet requirements for good clinical practices;

  .  are subject to continuing FDA oversight;

  .  may require large numbers of test subjects; and

  . may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

   Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

   If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all the applicable regulatory requirements needed to receive marketing clearance.

   Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

   For additional information concerning regulatory approval of our prospective products, see "Business--Government regulation of our drug development activities."

We are involved in pending litigation and cannot at this time predict the ultimate outcome or possible loss that could result from that litigation.

   We, along with our chief executive officer, are defendants in several related lawsuits which purport to be class actions on behalf of purchasers of our common stock on November 16 and 17, 1999. The lawsuits, which are substantially identical, allege the defendants violated certain federal securities laws based upon an allegedly misleading announcement made on November 15, 1999. Although we believe none of these legal proceedings have any merit, we are unable to predict the ultimate outcome of these proceedings or determine the total expense or possible loss, if any, that may ultimately be incurred in the resolution of these proceedings.

If we cannot obtain additional financing, we may have to dilute your interest, curtail our research and development, relinquish our rights to some or all of our products or declare bankruptcy.

   The net proceeds of this offering, together with our existing financial resources and expected revenues from our collaborations, should be sufficient to meet our operating and capital requirements through 2002; however, we may have to raise substantial additional capital thereafter if:

  . changes in our research and development plans cause unexpected large future expenditures; or

  . changes in our collaborative relationships cause a significant reduction in our expected revenues from our collaborations.

   If we raise funds by selling more stock, your ownership share in us will be diluted. We may grant future investors rights superior to those of the common stock that you are purchasing. In addition, we do not know if additional funding will be available or on acceptable terms when needed.

Our products require materials that may not be readily available or cost effective, which may adversely affect our competitive position or profitability.

   The products we are developing are new chemical entities which are not yet available in commercial quantities. Raw materials necessary for the manufacture of our products may not be available in sufficient quantities or at a reasonable cost in the future. Therefore, our products may not be available at a reasonable cost in the future. We recently entered into an agreement with Avecia Limited to manufacture ribozyme products for us based on technology we licensed to them. Delays or failures in obtaining raw materials or in product manufacturing, including deliveries from Avecia, could delay our product submission for regulatory approval and our initiation of new development programs which could, in turn, materially impair our competitive position and potential profitability.

There is a significant degree of uncertainty relating to our patents that could cause us to incur substantial costs and delays as a result of proceedings and litigation regarding patents and other proprietary rights, possibly resulting in additional expenses and the loss of some patent protection.

   Our basic patents, the Cech patents, expire in 2008 in the United States and in 2007 in Europe and Japan. Although our license to these patents extends through the expiration of the Cech patents or any extensions thereof, our licensor preserves the right to terminate our license before such time under certain circumstances. We have received approval of some additional patent applications covering various aspects of the ribozyme technology, and we have filed patent applications for other improvements and modifications which have not yet been approved.

   We cannot be certain that the named inventors of subject matter claimed by our patents and patent applications were the first to invent or the first to file patent applications for these inventions. Furthermore, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Existing or future patents may be successfully challenged, invalidated, found to be unenforceable, infringed upon, or circumvented by others so that our patent rights would not create an effective competitive barrier. We also cannot assure you that the scope of our issued patents will be sufficiently broad to offer meaningful protection against competitive products. We have filed documents in opposition of two patents granted to a competitor in Europe. Competitors have filed documents in opposition of our Cech patents in Europe and Japan. The patent opposition in Japan has been resolved in our favor. The European opposition proceeding is in progress. We may not have identified all United States and foreign patents that pose a risk of infringement.

   We may be forced to litigate if an intellectual property dispute arises. This litigation could be extremely expensive. Proceedings and litigation involving our patents or patent applications also could result in adverse findings about:

  .  the patentability of our inventions and product candidates; or

  . the enforceability, validity or scope of protection provided by our patents.

   As discussed above, our competitors have taken the position in patent oppositions and elsewhere that our patents are invalid or that our activities infringe on their patent rights. While we do not believe we are infringing on the patent rights of our known competitors, we may have to incur substantial costs if litigation is brought against us by these competitors.

   The manufacture, use or sale of our products may infringe on the patent rights of others. If we are unable to avoid infringing another party's patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

  .  incur substantial monetary damages;

  .  encounter significant delays in marketing our products; and

  . be unable to participate in the manufacture, use or sale of products or methods of treatment requiring licenses.

   In addition, we regularly enter into agreements to in-license technologies and patent rights. Should we fail to comply with the terms of those agreements, including payment of any required maintenance fees or royalties, we would lose the rights to those technologies and patents.

Disclosure of our trade secrets could hurt our competitive position.

   Because trade secrets and other unpatented proprietary information are critical to our business, we attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights.

We lack sales and marketing experience and will rely upon third parties to market our products which will result in a loss of control over the marketing process.

   We intend to rely on third parties with established direct sales forces to market, distribute and sell many of our products. These third parties may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities. We may be unable to control the actions of these third parties. We may be unable to make or maintain arrangements with third parties to perform these activities on favorable terms.

Our success may depend on third-party reimbursement of patients' costs for our products which could result in price pressure or reduced demand for our products.

   Our ability to market products successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our products and related treatments. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third-party payors may not authorize or may limit reimbursement for our products, even if our products are safer or more effective than the alternatives. In addition, the trend toward managed healthcare and government insurance programs could result in lower prices and reduced demand for our products. Cost containment measures instituted by healthcare providers and any general healthcare reform could affect our ability to sell our products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business.

You will experience immediate and substantial dilution.

   Purchasers in this offering will pay more for their shares than existing stockholders or individuals who acquire shares by exercising options granted before this offering. You will experience immediate dilution of $12.66 per share in pro forma net tangible book value. You will also experience additional dilution upon:

  .  the exercise by holders of outstanding options and warrants;

  . the conversion by Schering AG of outstanding debt into shares of our common stock;

  . the conversion by Eli Lilly of our Series L convertible preferred stock into shares of our common stock; or

  . the conversion by Elan of shares of our Series A convertible exchangeable preferred stock into a maximum of 1,200,000 shares of our common stock.

Our common stock has limited trading volume and a history of volatility which could impair your investment.

   You may be unable to sell shares purchased in this offering at the time or price desired. The market price of our common stock has fluctuated dramatically in recent years. The trading price of our common stock may continue to fluctuate substantially due to:

  .  quarterly variations in our operating results;

  .  our ability to raise additional funds;

  .  changes in the status of our corporate collaborative agreements;

  .  changes in earnings estimates by market research analysts;

  .  clinical trials of products;

  . research activities, technological innovations or new products by us or our competitors;

  .  developments or disputes concerning patents or proprietary rights;

  . purchases or sales of our stock by our executive officers, directors or substantial holders of our common stock;

  . timing or denial by the FDA of clinical trial protocols or marketing applications;

  .  securities class actions or other litigation; and

  .  changes in government regulations.

   These fluctuations have sometimes been unrelated to our operating performance. As a result, the value of your shares could vary significantly from time to time. The historical trading volume of our common stock has been limited. After this offering, an active public market for the common stock may not develop or be sustained.

Both our corporate documents and Delaware law have anti-takeover provisions that may discourage transactions involving actual or potential changes of control at premium prices.

   Our corporate documents:

  . require procedures to be followed and time periods to be met for any stockholder to propose matters to be considered at annual meetings of stockholders, including nominating directors for election at those meetings; and

  . authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine.

   In addition, we are subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult. Accordingly, transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock may be discouraged or more difficult for our company than for other companies organized in other jurisdictions.

                                USE OF PROCEEDS

   We are offering 3,150,000 shares of our common stock. We will receive an estimated $52,700,000 in net proceeds from the sale of these shares of common stock after deducting the underwriting discounts and estimated offering expenses.

   We intend to use proceeds from this offering to fund preclinical studies and clinical trials of our product candidates, research and development, repayment of approximately $6.9 million of our outstanding borrowings from Schering AG and for working capital and other general corporate purposes. We expect to use the majority of the proceeds from the offering to fund the ANGIOZYME clinical program and other product development activities.

   The amounts we actually expend will vary significantly depending on a number of factors, including:

  . results of preclinical studies and clinical trials of products;

  . progress of our research and development programs;

  . cost and timing of regulatory approvals;

  . terms of any collaborative arrangements into which we enter;

  . commercial potential of our products;

  . status of competitive products;

  . technological advances; and

  . hiring of additional personnel.

   As a result, we will retain significant discretion in the application of these funds.

   We anticipate that the net proceeds of this offering, together with our existing financial resources and expected revenues from our collaborations, should be sufficient to meet our anticipated operating and capital requirements through 2002. This estimate is based on assumptions that could be negatively impacted by the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

   Until we use the net proceeds as described above, we will invest them in short-term, interest-bearing, investment-grade securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Our common stock is traded on the Nasdaq National Market under the symbol "RZYM." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported on the Nasdaq National Market.

                                                                    High   Low
                                                                   ------ -----
      Year Ended December 31, 1997
        First Quarter............................................. $16.50 $9.88
        Second Quarter............................................  12.38  8.63
        Third Quarter.............................................  12.00  7.38
        Fourth Quarter............................................  11.38  7.00
      Year Ended December 31, 1998
        First Quarter.............................................   9.34  5.13
        Second Quarter............................................  10.50  4.88
        Third Quarter.............................................   6.25  2.00
        Fourth Quarter............................................   7.63  3.31
      Year Ended December 31, 1999
        First Quarter.............................................   5.75  4.06
        Second Quarter............................................   6.88  3.88
        Third Quarter.............................................   7.00  4.25
        Fourth Quarter............................................  22.00  4.81
      Year Ended December 31, 2000
        First Quarter ............................................  71.88  9.50
        Second Quarter (through April 5, 2000)....................  24.88 16.00

   The last reported sale price of our common stock as reported on the Nasdaq National Market on April 5, 2000, was $22.75. At April 5, 2000, there were 12,012,652 shares of our common stock outstanding held by approximately 146 holders of record of our common stock.

   We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We are also party to agreements restricting our ability to pay dividends.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999:

  . on an actual basis;

  . on a pro forma basis, giving effect to the Elan transactions as if they had occurred on December 31, 1999; and

  . on a pro forma as adjusted basis giving effect to the sale of common stock offered by us and the estimated net proceeds from the offering of $52,700,000 and giving effect to the repayment of $6.9 million of our outstanding borrowings from Schering AG.

                                                      DECEMBER 31, 1999
                                                -------------------------------
                                                            PRO      PRO FORMA
                                                 ACTUAL    FORMA    AS ADJUSTED
                                                --------  --------  -----------
                                                       (IN THOUSANDS)
Capital lease obligations and long-term debt,
 net of current portion........................ $  6,811  $  6,811   $    --
Stockholders' equity:
  Preferred stock, $.01 par value per share,
   5,000,000 shares authorized:
   Series A convertible exchangeable preferred
    stock, no shares outstanding actual, 12,015
    shares outstanding pro forma and pro forma
    as adjusted (preference in liquidation of
    $12,015,000)...............................      --        --         --
   Series B convertible preferred stock, no
    shares outstanding actual, pro forma and
    pro forma as adjusted......................      --        --         --
   Series L convertible preferred stock, 5
    shares outstanding actual, pro forma and
    pro forma as adjusted (preference in
    liquidation of $7,500,000).................      --        --         --
  Common stock, $0.01 par value per share;
   20,000,000 shares authorized;
   11,263,252 shares outstanding actual,
   11,904,278 shares outstanding pro forma and
   15,054,278 shares outstanding pro forma as
   adjusted*...................................      113       119        151
  Additional paid-in capital...................   98,894   115,903    168,571
  Deferred compensation and other..............      (43)      (43)       (43)
  Accumulated deficit..........................  (84,083)  (84,083)   (84,083)
                                                --------  --------   --------
    Total stockholders' equity.................   14,881    31,896     84,596
                                                --------  --------   --------
    Total capitalization....................... $ 21,692  $ 38,707   $ 84,596
                                                ========  ========   ========

-------
* This information is based on the number of shares outstanding at April 5, 2000. It excludes:

  . 108,374 shares issued upon the exercise of stock options subsequent to December 31, 1999;

  . 1,680,529 shares reserved for issuance under our stock option plan, of which 1,569,573 options to purchase shares were outstanding at a weighted average exercise price of $5.10 per share;

  . 1,337,458 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $18.00 per share;

  . 349,356 shares issuable to Schering AG upon conversion of outstanding debt, based upon the closing price of $22.75 of our common stock on April 5, 2000;

  . 329,670 shares issuable to Eli Lilly upon conversion of five shares of our Series L convertible preferred stock, based upon the closing price of $22.75 of our common stock on April 5, 2000;

  . an undeterminable numbers of shares issuable to Elan in May 2001 for a total purchase price of $5.0 million;

  . up to 1,200,000 shares issuable to Elan upon conversion of 12,015 shares of our Series A convertible exchangeable preferred stock;

  . an undeterminable number of shares issuable to Elan upon conversion of shares of our Series B convertible preferred stock that Elan may receive in the future upon conversion of our convertible promissory note to Elan;

  . 29,959 shares available for issuable under our 401(k) salary reduction plan and trust; and

  . 85,761 shares available for issuance under our employee stock purchase plan.

                                    DILUTION

   Our net tangible book value as of December 31, 1999 was approximately $10.6 million, or $0.95 per share. Giving effect to the Elan transactions in January 2000, our pro forma net tangible book value as of December 31, 1999 would have been approximately $27.7 million, or $2.32 per share.

   Giving effect to the sale of 3,150,000 shares of our common stock, after deducting the underwriting discounts and estimated offering expenses, our pro forma as adjusted net tangible book value per share would have been $80.4 million, or $5.34 per share. This represents an immediate increase in pro forma net tangible book value of $3.02 per share to existing stockholders and an immediate dilution in net tangible book value of $12.66 per share to purchasers in this offering. Pro forma net tangible book value represents our pro forma total tangible assets less pro forma total liabilities. Dilution represents the difference between the amount per share paid by the purchasers in this offering and the pro forma as adjusted net tangible book value per share upon completion of this offering. The following table illustrates this per share dilution:

Public offering price per share..................................       $18.00
  Pro forma net tangible book value per share as of December 31,
   1999.......................................................... $2.32
  Increase per share attributable to new investors...............  3.02
                                                                  -----
Pro forma as adjusted net tangible book value per share after
 this offering...................................................         5.34
                                                                        ------
Dilution per share to new investors..............................       $12.66
                                                                        ======

   To the extent outstanding options and warrants are exercised, convertible preferred stock or convertible debt is converted, or additional shares are issued, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA
                    (in thousands except per share amounts)

   The following yearly selected financial data are derived from our audited financial statements. Our financial statements for 1995, 1996, 1997, 1998 and 1999 have been audited by Ernst & Young LLP, independent auditors. These historical results do not necessarily indicate future results. When you read this data, it is important that you also read our financial statements and related notes, as well as the section "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        Years Ended December 31,
                              ------------------------------------------------
                                1995      1996      1997      1998      1999
                              --------  --------  --------  --------  --------
Statement of Operations
 Data:
Revenues:
  Collaborative agreements..  $  1,178  $    759  $  1,976  $  8,963  $  5,797
  Collaborative agreements--
   related parties..........       --        --        --        --      1,867
  Grant and other income....       102        14         7        25       --

                              --------  --------  --------  --------  --------
    Total revenues..........     1,280       773     1,983     8,988     7,664
Expenses:
  Research and development..    12,204    14,189    15,170    16,941    15,395
  General and
   administrative...........     1,397     1,943     1,886     1,813     2,132
                              --------  --------  --------  --------  --------
    Total operating
     expenses...............    13,601    16,132    17,056    18,754    17,527
                              --------  --------  --------  --------  --------
Operating loss..............   (12,321)  (15,359)  (15,073)   (9,766)   (9,863)
Other income (expense):
  Interest income...........       395       936       795       634       614
  Interest expense..........      (554)     (845)     (844)     (704)     (552)
  Equity in loss of
   unconsolidated
   affiliate................       --        --        --     (1,082)     (860)
                              --------  --------  --------  --------  --------
    Total other income
     (expense)..............      (159)       91       (49)   (1,152)     (798)
                              --------  --------  --------  --------  --------
Net loss....................  $(12,480) $(15,268) $(15,122) $(10,918) $(10,661)
                              ========  ========  ========  ========  ========
Net loss per share (basic
 and diluted)...............  $  (3.86) $  (2.61) $  (2.04) $  (1.22) $  (1.05)
Shares used in computing net
 loss per share
 (basic and diluted)........     3,230     5,845     7,420     8,978    10,158
                                              December 31,
                              ------------------------------------------------
                                1995      1996      1997      1998      1999
                              --------  --------  --------  --------  --------
Balance Sheet Data:
Cash, cash equivalents and
 securities
 available-for-sale.........  $  6,420  $ 17,594  $ 16,102  $  6,512  $ 14,000
Working capital.............     4,648    15,788    13,238     4,467    14,086
Total assets................    14,223    25,292    24,850    19,224    25,092
Capital lease obligations
 and long-term
 debt, current portion......     1,898     1,724     2,078       498       200
Capital lease obligations
 and long-term debt, net of
 current portion............     3,179     2,430     2,752     4,545     6,811
Accumulated deficit.........   (32,115)  (47,383)  (62,505)  (73,422)  (84,083)
Total stockholders' equity..     8,478    20,362    18,870    11,034    14,881

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements of Ribozyme Pharmaceuticals and related notes included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview of our Business

   We are developing a new class of drugs based on engineered molecules called "ribozymes." Ribozymes are a form of ribonucleic acid which have the ability to cleave RNA, including mRNA, and thereby selectively inhibit protein production. Because many human diseases result from abnormal protein production, we believe that ribozymes are applicable to a broad range of human diseases. We are currently in clinical development and preclinical testing for three product candidates and expect to begin preclinical testing on one additional product candidate by the end of 2000.

   We are conducting a Phase I/II clincal trial for our lead product candidate, ANGIOZYME, for the treatment of solid tumor cancers in collaboration with Chiron and expect to complete this trial before the end of 2000. Also, clinical trials for our anti-HCV ribozyme for the treatment of Hepatitis C have been initiated with Eli Lilly. We have recently formed a joint venture with Elan to develop HERZYME, a treatment for breast and other cancers.

   To date, we have committed substantially all our resources to our research and product development programs. We have not generated any revenues from product sales, nor do we anticipate generating any revenues in the foreseeable future. Revenue recorded from our collaborative agreements consists of:

  . Up-front revenue. Up-front revenue is fully recognized upon signing an agreement and is related to the value of the research at that point in time. Up-front revenue may also include a reimbursement to us of recent expenses related to product development which we incurred.

  . Research revenue. Typically research revenue is based on the fully burdened cost of a researcher working on a collaboration. Rates are billed per employee, per year, pro-rated for time worked on a project. This revenue is typically invoiced on a quarterly basis, either up front or in arrears. Revenue is recognized ratably over the period, with the balance reflected as deferred revenue until earned. The revenue is typically recurring over the term of a collaboration.

  . License revenue. License revenue is recognized ratably over the term of the license. Payments received in advance are recorded as deferred revenue until earned.

  . Milestone revenue. Milestone revenue is recognized in full when the related milestone performance goal is achieved. Milestone revenue is typically not consistent or recurring in nature.

   Our revenue has consisted primarily of research revenue payments from our collaborators. All revenues are either deferred as a liability or recognized upon satisfying revenue criteria. As of December 31, 1999, all revenues that have been recognized are earned, and no further obligation exists for recognized revenue. We depend upon funding from external financing and corporate collaborations for our research and product development programs and expect to do so for the foreseeable future.

   We have not been profitable since inception and have an accumulated deficit of $84.1 million as of December 31, 1999. Losses have resulted primarily from our research and development programs. We expect to incur additional losses as ANGIOZYME, the anti-HCV ribozyme, HERZYME and other potential product candidates advance through development and commercialization. In addition, future milestone payments under some of our collaborations are contingent upon our meeting particular research or development goals. The amount and timing of future milestone payments are contingent upon the terms of each collaboration agreement. Milestone performance criteria are specific to each agreement and based upon future performance. In some instances, we may forfeit milestone payments if we fail to accomplish a predetermined goal within a certain time frame. Therefore, we are subject to significant variation in the timing and amount of our revenues and results of operations from period to period.

   In 1998, we transferred our target discovery and validation technology to Atugen in exchange for a substantial equity interest. We will continue our existing target discovery and validation agreements with our collaborators by subcontracting to Atugen the services to be performed. We currently own 48.4% of Atugen and will record our share of future profits. In 1999, we completely expensed our remaining investment in Atugen.

   Our revenues are denominated in U.S. dollars, therefore, we have not been exposed to foreign currency translation risks and have not engaged in any hedging instruments.

 Results of Operations for Twelve Months Ended December 31, 1999 and 1998

   Revenues from collaborative agreements decreased $1.3 million to $7.7 million for the year ended December 31, 1999 from $9.0 million for the corresponding period in 1998. The decrease is primarily due to approximately $6.2 million of revenue recognized from the Chiron collaboration related to the development of ANGIOZYME in 1998, compared to $4.0 million recognized from the Chiron collaboration in 1999. Of the $6.2 million recognized from the Chiron collaboration in 1998, $5.0 million was a nonrecurring up-front payment for 50.0% of past expenses we incurred for the preclinical development of ANGIOZYME. There are no future obligations between us and Chiron for these recognized revenues. The nonrefundable payment became due when Chiron agreed to resume our collaboration in the development of ANGIOZYME. In addition, 1998 revenues include approximately $2.6 million related to our target discovery and validation collaborations with Glaxo Wellcome, Parke-Davis, Roche Bioscience and Schering AG. In 1999, we subcontracted all existing target discovery and validation work to Atugen and therefore did not record any revenues related to those agreements. However, in 1999, we recorded $1.9 million in revenues from Atugen related to a service agreement in which we received payments for:

  . management and administrative services we provided;

  . oligonucleotides and other chemicals; and

  . prosecution of relevant patents.

In addition, in 1999, we recorded approximately $1.7 million in research revenues related to our collaboration with Eli Lilly for the development of the anti-HCV ribozyme.

   Research and development expenses decreased to $15.4 million in 1999 from $16.9 million in 1998. Approximately $1.2 million of the decrease was primarily attributable to the transfer of approximately 15 employees and their related expenses to Atugen. In addition, we had decreases of approximately $750,000 in outside services, consultants and professional fees. However, during 1999, we had an approximately $450,000 increase in personnel expenses. The increase was primarily due to hiring additional personnel related to the overall scale-up of research and product development. Research and development expenses consist primarily of:

  . clinical and preclinical supplies and related costs;

  . salaries and benefits for scientific, regulatory, quality control and pilot manufacturing personnel;

  . consultants;

  . supplies;

  . occupancy costs; and

  . depreciation for laboratory equipment and facilities.

We expect future research and development expenses to increase from current levels as ANGIOZYME, the anti-HCV drug and HERZYME proceed through clinical and preclinical trials. The effect of increased expenses related to HERZYME will be absorbed by us indirectly through our equity investment in Medizyme, our unconsolidated affiliate.

   General and administrative expenses increased to $2.1 million in 1999 from $1.8 million in 1998. The increase was primarily attributable to lower expenses incurred in 1998 because of $480,000 of reimbursements we received from Atugen related to the time our management devoted to Atugen operations. In 1999, Atugen hired most of its own management; our management currently devotes limited time to Atugen. Increases of approximately $180,000 during 1999 are primarily attributable to increased staffing and associated expenses necessary to manage and support our expanding product and business development efforts. We expect general and administrative expenses to continue to increase as a result of increasing legal and other professional fees in connection with the overall scale-up of our operations, our business development, our patent protection efforts and anticipated legal fees due to current litigation.

   Interest income decreased slightly to $614,000 in 1999 from $635,000 in 1998. The decrease is due to lower average balances in our cash, cash equivalents and securities available-for-sale during 1999 compared to 1998. Interest income generally fluctuates as a result of cash available for investment and prevailing interest rates.

   Interest expense decreased to $552,000 in 1999 from $704,000 in 1998. The decrease is due to the repayment of a loan for tenant improvements and equipment in December 1998.

   Equity in loss of unconsolidated affiliate was $860,000 for 1999 compared to $1.1 million for 1998. This expense is a result of our equity investment in Atugen.

 Results of Operations for Twelve Months Ended December 31, 1998 and 1997

   Revenues from collaborative agreements increased from $2.0 million for the year ended December 31, 1997, to $9.0 million in 1998. The increase was primarily due to $6.2 million of revenue recognized in 1998 from the Chiron collaboration related to the development of ANGIOZYME. Of the $6.2 million recognized from the Chiron collaboration in 1998, $5.0 million was a nonrecurring payment for 50.0% of past expenses incurred by us for the preclinical development of ANGIOZYME. In addition, we received approximately $2.6 million in collaborative revenue in 1998 due to target discovery and validation agreements with Glaxo Wellcome, Parke-Davis, Roche Bioscience and Schering AG. Revenues of $2.0 million in 1997 consisted primarily of $1.5 million from Schering AG for our target validation and discovery agreement.

   Research and development expenses increased from $15.2 million in 1997 to $16.9 million in 1998. The increase was a result of the initiation of the development of ANGIOZYME and increased target discovery and validation activities.

   General and administrative expenses decreased slightly to $1.8 million in 1998 compared to $1.9 million for in 1997. The decrease in 1998 was primarily due to reimbursements related to the time our management devoted to Atugen operations.

   Interest income was $635,000 in 1998 compared to $795,000 in 1997. Interest income decreased due to declining cash balances. Interest income generally fluctuates as a result of cash available for investment and prevailing interest rates.

   Interest expense was $704,000 in 1998 compared to $844,000 in 1997. Interest expense declined in 1998 due to lower average balances of outstanding debt.

   In 1998, we recorded our share of Atugen's 1998 net loss of $1.1 million as equity in loss of unconsolidated affiliate. Atugen did not exist prior to 1998, and therefore there was no recorded loss in the prior year.

Liquidity and Capital Resources

   We have financed our operations since inception through sales of equity securities in public offerings, private placements of preferred and common stock, funds received under our collaborative agreements and financing under equipment and tenant improvement loans. From inception through December 31, 1999, we have received approximately:

  . $29.0 million in net proceeds from private placements;

  . $36.4 million in net proceeds from public offerings;

  . $56.4 million from our collaborations; and

  . $9.8 million from equipment financing.

   We had cash, cash equivalents and securities available-for-sale of $14.0 million at December 31, 1999 compared with $6.5 million at December 31, 1998. The $7.5 million increase in cash, cash equivalents and securities available-for-sale is primarily the result of $5.4 million used for operations, net of revenues of $7.7 million, and $1.8 million used for investments in equipment, patents and loans to officers, offset by:

  . $1.5 million in net borrowings;

  . $7.5 million received in the sale of preferred stock to a corporate collaborator; and

  . $5.3 million received, net of expenses, in a public offering of our common stock.

   We invest our cash, cash equivalents and securities available-for-sale in interest-bearing, investment-grade securities.

   Accounts receivable at December 31, 1999 were $2.0 million compared to $3.9 million at December 31, 1998. Accounts receivable at December 31, 1999 included $485,000 due from Atugen for administrative services and patent expenses, $525,000 due from Eli Lilly for research support for our anti-HCV ribozyme program and $1.0 million due from Chiron for reimbursement of ANGIOZYME fourth quarter expenses. Accounts receivable at December 31, 1998 primarily consisted of a $2.0 million license fee from Atugen, $730,000 for start-up and operating expenses due from Atugen and $1.1 million due from Chiron for 1998 fourth quarter research revenue related to ANGIOZYME clinical development. All outstanding receivables due from 1998 were received in 1999.

   Total additions for property, plant and equipment for the twelve months ending December 31, 1999 were $1.1 million, most of which were financed through our existing equipment loan facility with Schering AG. We anticipate future equipment needs to be financed by the Schering AG loan facility for the next two years.

   As part of our target discovery and validation program, Schering AG made a $2.5 million equity investment in us in May 1997 in exchange for 212,766 shares of common stock and made an additional equity investment of $2.5 million for 465,117 shares in April 1998. Separately, Schering AG provided loans of
$2.0 million in each of 1997, 1998 and 1999 and has agreed to provide loans of up to $2.0 million annually through 2001, provided that the collaboration is continued. If Schering AG does not continue the collaboration, we may need to seek alternative sources of financing. Amounts not used in any calendar year may be carried forward to future years. According to the terms of our agreement with Schering AG, 50.0% of any borrowings on the line of credit must be collateralized by equipment purchases. The loans, which carry an interest rate of 8.0% per annum, are immediately convertible into equity at the option of Schering AG. At December 31, 1999, the outstanding borrowings of $6.8 million were convertible into approximately 649,000 shares of our common stock. Subject to the conversion rights referred to above, principal and interest payments are deferred until maturity of the loans which is in April 2004. As a result of the Atugen formation in 1998, we now subcontract all of our existing target discovery and identification programs to Atugen. We intend to use proceeds of approximately $6.9 million from this offering to repay our outstanding borrowings from Schering AG. However, as long as our collaboration continues with Schering AG, we anticipate continuing to borrow funds from Schering AG.

   In July 1994, we entered into an agreement with Chiron to collaborate exclusively on up to five specific targets selected by Chiron. Four targets are currently subject to the exclusivity provision, including ANGIOZYME. Currently, ANGIOZYME is being developed in collaboration with Chiron and in accordance with the terms of agreement, we share equally all development costs and profits with Chiron. In 1998, this agreement resulted in revenues recognized by us of $6.2 million, which included a non-recurring payment of $5.0 million for reimbursement for 50.0% of past expenses we incurred for the preclinical development of ANGIOZYME. In 1999, we recorded $4.0 million in revenues due from Chiron for reimbursement of expenses incurred for the clinical development of ANGIOZYME. We expect 2000 expenses related to ANGIOZYME to be approximately $11.0 million, of which Chiron is expected to reimburse us approximately $5.5 million.

   In March 1999, we entered into a collaboration with Eli Lilly to conduct research, development and commercialization of our anti-HCV ribozyme for the treatment of Hepatitis C virus infection. We granted Eli Lilly the exclusive worldwide right to develop and commercialize the anti-HCV ribozyme in return for funding all research, development and commercialization costs for the drug. Under the terms of the agreement, we received approximately $9.2 million during 1999, which included $1.7 million of funding for research and clinical trial expenses and a $7.5 million equity investment through the purchase of five shares of our Series L convertible preferred stock. Each share of Series L convertible preferred stock is convertible into shares of our common stock based upon milestones related to the development and commercialization of the anti-HCV ribozyme. Depending on the achievement of certain milestones, each share of convertible preferred stock will convert into either $500,000 or $1.5 million of our common stock valued at the average closing price over the 30 days prior to conversion. Including development milestones, which we will be entitled to receive if a commercial product is developed for sale in the United States, Europe and Japan, we could receive additional funding of up to $29 million. This includes approximately $2.9 million in 2000 for research in addition to a $500,000 milestone payment for having filed the IND.

   In January 2000, we entered into a joint venture with Elan for the development and commercialization of HERZYME, our potential product to treat breast and other cancers. As part of the joint venture, Medizyme Pharmaceuticals Ltd., we contributed $12.0 million in initial funding to Medizyme in exchange for 80.1% of Medizyme's capital stock. Our capital contribution was funded by our sale to Elan of our Series A convertible exchangeable preferred stock for $12.0 million. The Series A preferred stock has a dividend rate of 6.0%. At the end of the development period, expected to be mid-2002, Elan has the right to exchange our Series A preferred stock for 30.1% of the capital stock of Medizyme owned by us or convert it prior to January 2006 into up to approximately 1.2 million shares of our common stock.

   Elan purchased 641,026 shares of our common stock for $5.0 million and committed to purchase an additional $5.0 million of common stock in May 2001 at a per share price representing a premium of up to 30% of the price based on the average closing price for the 45 trading days preceding the purchase, but not less than such 45 trading-day average. In addition, Elan received warrants to purchase 500,000 shares of our common stock at an average exercise price of $18.00.

   Medizyme paid a license fee of $15.0 million to Elan for the use of its MEDIPAD(R) drug delivery technology. As a result of this licensing transaction, it is likely that Medizyme will capitalize the entire license fee and amortize the balance over the three-year term of the agreement. We will account for our investment in Medizyme under the equity method. We have estimated that Medizyme will require $15.0 million in funding through the development period to cover future operating and development costs. Elan has provided us with a $12.0 million credit facility on a draw-down basis to fund our portion of Medizyme's operating costs over a 30-month period. Elan may convert this debt into shares of our Series B convertible preferred stock. The Series B

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

preferred stock has a dividend rate of 12.0% and may be converted at any time into our common stock at a 50% premium to the average price of our common stock for the 60 trading days prior to the time of the applicable draw down on the credit facility.

   We anticipate that net proceeds of this offering, together with our existing financial resources and expected revenues from our collaborations, should be sufficient to meet our anticipated operating and capital requirements through 2002. We expect to incur substantial additional costs, including:

  . costs related to our research, drug discovery and development programs;

  . preclinical studies and clinical trials of our products, if developed;

  . prosecuting and enforcing patent claims;

  . general administrative and legal items; and

  . manufacturing and marketing of our products, if any.

   At December 31, 1999, we had available net operating loss carryforwards, research and development credit carryforwards and state investment credit carryforwards of $83.3 million, $2.1 million and $17,000, respectively, for income tax purposes. Our ability to utilize our net operating loss carryforwards is subject to an annual limitation in future periods pursuant to the "change in ownership" rules under Section 382 of the Internal Revenue Code.

Impact of Year 2000

   In the prior year, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems, and we believe those systems successfully responded to the Year 2000 date change. We expensed approximately $60,000 during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our research, internal systems or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

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

                                    BUSINESS

An overview of our company

   We are developing a new class of drugs based on "ribozymes." Ribozymes are engineered molecules that have the ability to cleave RNA, including mRNA, and thereby selectively inhibit protein production. Because many human diseases result from abnormal protein production or viral replication, ribozymes are expected to be useful in developing pharmaceutical candidates for a broad range of human diseases.

   We are conducting a Phase I/II (safety and dosage) clinical trial for our lead product candidate, ANGIOZYME, for the treatment of solid tumor cancers in collaboration with Chiron. We expect to complete this trial before the end of 2000. Subject to FDA approval, we would expect to initiate a pivotal efficacy trial in 2001, which is intended to be the basis for a NDA.

   We have two other ribozymes in development with collaborators, an anti-HCV ribozyme and HERZYME. We are collaborating with Eli Lilly for the development and commercialization of an anti-HCV ribozyme, as a treatment of Hepatitis C, a viral liver disease. Clinical trials for our anti-HCV ribozyme were initiated in February 2000. In January 2000, we entered into a joint venture with Elan to develop HERZYME for the treatment of breast and other cancers. We expect to identify and begin preclinical testing on an additional product candidate by the end of 2000 and will continue to develop new ribozyme product candidates in the future.

   We have also used ribozymes for target discovery and validation, the process by which the life science industry identifies genes that cause or contribute to human diseases. In 1998, we decided to focus on the therapeutic potential of ribozymes and transferred our target discovery and validation technology to a newly-formed German company, Atugen AG, for a significant equity position in Atugen. Currently, we own a 48.4% interest in Atugen. Atugen is performing target discovery and validation for AstraZeneca, Axys, Glaxo Wellcome, Roche Bioscience and Schering AG. We have retained rights to develop ribozymes or other oligonucleotides against any targets validated by Atugen on its own or for its partners.

Genetic function and human disease

   The abnormal production of proteins directly causes many human diseases. The abnormality may be due to a defective gene or to the over- or under-production of a protein by a "normal" gene. The abnormal production of proteins may have direct effects on cells within the body or may initiate a series of events involving other proteins within the body, thereby producing disease. The gene functions of infectious agents, such as viruses, allow replication and growth of infectious agents in the human body.

   Production of proteins from genes, called "protein expression," generally involves two steps. First, the information from the DNA sequence of the gene is "transcribed" to mRNA. The second step involves "translation" of the mRNA and its information into a protein. The process by which genetic information is "expressed" in the form of a protein is highly selective; production of a particular protein generally requires its own specific DNA sequence which leads to a corresponding specific mRNA sequence. Blocking a gene's function, and hence the production of its associated proteins, is an increasingly vital tool in diagnosing and treating human diseases. The process of protein expression is depicted below.

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

       [Figure depicting the process of protein expression appears here.]

Our ribozyme technology

   Our approach to drug discovery and development begins by either identifying a gene in humans causing or contributing to disease or identifying an essential gene in a disease-causing infectious agent. We analyze the nucleotide sequence of the target gene and create a complementary ribozyme nucleotide sequence.

   A ribozyme is a sequence of nucleotides that has binding sequences along with a catalytic core capable of cleaving a specific RNA molecule, including mRNA. Ribozymes act as "molecular scissors" by cutting RNA molecules into two ineffective strands, thereby preventing protein production. Each ribozyme destroys only a specifically targeted RNA sequence, thereby minimizing the risk of unwanted side effects. Since ribozymes can be applied to any RNA in principle, we have the potential to develop ribozymes as an entirely new class of therapeutic agents having broad applicability. The process by which ribozymes cut mRNA and other RNA molecules is depicted below.

                [Figure depicting the process by which ribozymes cut mRNA and other RNA molecules appears here.]

   In addition, ribozymes can be used to identify gene function and to validate the disease contributing function of a specific gene. In this way, ribozymes assist in the identification of new drug candidates. Our ribozyme technology is an important bridge between the growing knowledge regarding gene sequences, gene function and their contribution to the treatment or prevention of human diseases.

   We initially test the effectiveness of the ribozyme in cell culture or in animal models. If the ribozyme reduces or stops production of the protein associated with the disease, or slows the associated growth or spread of the disease, not only has the disease contributing function of the gene been validated, but also a drug candidate has been identified.

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

   Once we identify a target gene and related ribozyme, we optimize the ribozyme's effectiveness by varying the length of the portion of the ribozyme which binds to the RNA to maximize the ribozyme's selectivity and by modifying the chemical structure to increase the ribozyme's stability in the human body. To date, we have achieved a number of significant milestones important to the development of ribozymes and related technical issues, including the following:

   Design. We have developed a proprietary computer program to design ribozymes against sites in a target RNA sequence. This program allows us to accelerate the identification of potential ribozyme product candidates and to design multiple back-up candidates.

   Stability. To be useful as a treatment, a ribozyme must remain stable in human serum and cells long enough to destroy the targeted RNA and ideally long enough for each ribozyme molecule to destroy several RNA molecules. Unmodified ribozymes are stable and fully active in human serum for only a few seconds. We have successfully produced chemically-modified ribozymes that are stable and fully active in human serum for more than 10 days. We believe this level of stability will be sufficient for ribozymes to be effective drugs.

   Selectivity. Based on third-party studies and our internal work, we believe that a ribozyme with a binding region of approximately 15 nucleotides is optimal. A binding region of this length is expected to match, on a statistical basis, only one specific RNA sequence in the coding region of the entire human genome. Since the ribozyme should interact only with the target RNA, it should not affect other genes' functions and, therefore, should not have side effects when used as a drug. The high degree of selectivity of ribozymes has been demonstrated both by us and by third parties, including our collaborators.

   Delivery. Successful development of any drug requires that the drug be delivered to the desired site in the body. We are exploring a number of delivery possibilities, including local and systemic delivery of chemically synthesized ribozymes. For example, we have demonstrated systemic delivery of chemically synthesized ribozymes without any delivery vehicle using either intravenous or subcutaneous delivery in several animal models and in humans. We have also shown that ribozymes can be delivered via a single subcutaneous injection by patients at home with extended presence of the ribozymes in the patient's blood. This method provides increased convenience to patients and facilitates compliance with prescribed protocols.

   Safety. We have completed single and multiple dose animal safety studies with several ribozymes that have confirmed the ribozymes' lack of toxicity. For example, ANGIOZYME has shown a lack of toxicity in rodents and monkeys. As a result, the FDA allowed initial human clinical trials to be carried out in healthy volunteers. A Phase Ia trial in healthy volunteers and a Phase Ib trial in cancer patients have now been completed and ANGIOZYME has shown an excellent safety and tolerability profile.

   Effectiveness. We have demonstrated through internal research and in conjunction with our collaborators that our ribozymes reduce the amount of target RNA and the level of corresponding protein produced as well as inhibit the spread of disease. Studies showing the effectiveness of ribozymes have been conducted in multiple animal models for cancer in both models of solid tumor growth and metastases, and in cell cultures for viral replication.

   Manufacturing. To meet our needs for preclinical studies, clinical trials and the eventual commercialization of ribozymes, we must have the ability to manufacture a sufficient amount of ribozymes. We and our collaborators have developed proprietary technology allowing us to synthesize up to 2000 stabilized ribozymes in hundreds of microgram quantities per month. These quantities are sufficient to permit us to perform direct cell-based screening of multiple potential target sites in short periods of time. We have also developed the capability to manufacture kilogram quantities under the FDA's current good manufacturing practices. In addition, in January 2000, we signed an agreement with Avecia Limited providing for the transfer of our proprietary manufacturing processes and intellectual property to enable Avecia to manufacture ribozyme products for us. We expect to be able to produce those drugs currently under development in sufficient quantities at commercially feasible cost, and of the quality required by the FDA, for anticipated clinical trials of our current product candidates.

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

The potential advantages of ribozymes in treating a disease

   We believe that ribozymes offer the following significant advantages over traditional approaches to treating diseases:

   Broad Applicability. Once a gene has been identified, a ribozyme can be designed to target and destroy the associated mRNA to inhibit the related gene function. Therefore, all diseases for which a gene can be identified as a cause or an essential contributing factor of diseases are potentially treatable with a ribozyme drug. In addition, identifying the essential genes of viruses and other infectious agents that cause human disease creates the potential to develop ribozyme products to inhibit these genes from functioning and, consequently, prevent the targeted infectious agent from reproducing.

   High Selectivity. The mechanism by which traditional drugs act on a target gene or protein often is not well understood. Consequently, the side effects of such drugs are difficult to predict and characterize. Side effects may be reduced or avoided by using ribozymes designed to attach to and cut only a specific targeted RNA, a significant advantage over traditional drug therapies. We have observed the selectivity of ribozymes in both animal studies and human clinical trials. Because of this selectivity, only the function of the targeted genetic sequence is affected; other molecules and gene functions are not altered.

   Destruction of Target. Instead of temporarily preventing gene function like traditional drugs, ribozymes destroy the target RNA and stop the associated protein production. By contrast, most drugs do not destroy their target. This inherent feature of ribozymes may offer a significant advantage in the treatment of diseases caused by infectious agents such as viruses. For example, cleavage of target viral RNA by ribozymes will inhibit the virus's ability to propagate, which may result in significant reduction in viral load in the patient.

Our business strategy

   Our strategy is to use our unique and patented ribozyme technology to identify and develop a new class of drugs to treat human diseases for which there are large numbers of patients and insufficient treatments. The primary elements of our strategy are to:

   Develop Ribozyme Drugs by Pursuing Multiple Product Candidates Across a Number of Diseases. Our strategy is to take advantage of the broad applicability of ribozymes by expanding the number of diseases upon which we are focused. Our first three product candidates target large and diverse markets including solid tumor cancers, metastatic cancers and viral diseases. We have research underway on ribozymes which address multiple other diseases with large and unmet markets. Additionally, we expect that our relationship with Atugen will prove an important source of new therapeutic product candidates. Our near-term goal is to augment our existing pipeline by introducing one new product candidate into preclinical development before the end of 2000.

   Maximize Value of New Product Candidates through Expanded Internal Development. We have entered into and intend to continue to collaborate with major pharmaceutical companies to develop and commercialize many of our leading product candidates. Prior to entering into future collaboration agreements, we intend to demonstrate our new product candidate's commercial potential through preclinical testing or clinical trials. We believe that by extending the period during which we maintain complete control over new product candidates, we will be able to negotiate more favorable terms in future collaboration agreements. We may also pursue commercialization of certain new product candidates independently.

   Focus on Human Therapeutics and License Other Applications of Our Technology. In 1998, we decided to concentrate our research and development efforts on the therapeutic potential of ribozymes and transferred our target discovery and validation technology to Atugen. We expect Atugen to continue to build the target discovery and validation business by actively pursuing new collaborations with major pharmaceutical and biotechnology companies. We will look for further opportunities to license our technology for certain non-therapeutic applications, including agricultural applications, to third parties.

   Maintain and Expand Our Patent Portfolio and Proprietary Technology. We currently own, or have exclusive licenses to over 110 issued or allowed patents worldwide and have more than 100 patent applications pending worldwide. In 1999, we acquired certain ribozyme intellectual property from Innovir Laboratories, Inc.

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

to further strengthen our intellectual property portfolio. We dedicate substantial resources to the discovery of new inventions to maximize the value of our proprietary technology. We aggressively pursue patent protection to maintain worldwide rights to control the development and sale of ribozymes.

Our product programs

   The development process for our products starts with research and preclinical development. Research includes identification of a target protein, synthesis of an appropriate ribozyme to block expression of the target protein, and testing the activity of the ribozyme in a specific cell population. Preclinical testing includes pharmacology and toxicology testing in cell cultures and animal models, product formulation, dosage studies and manufacturing scale-up for submission of the necessary data to comply with regulatory requirements of the FDA and similar agencies in other countries prior to commencement of human trials.

 ANGIOZYME

   We are developing ANGIOZYME primarily as a treatment for solid tumor and associated metastases in cancers such as lung, breast, prostate, colon and rectal. These cancers account for over 650,000 new cancer cases and nearly 300,000 deaths per year in the United States alone. In addition, ANGIOZYME could be used in products for the treatment of other diseases in which angiogenesis is a contributor such as macular degeneration and diabetic retinopathy.

   For a cancerous tumor to grow, the body must generate new blood vessels in the tumor to supply the blood necessary for tumor growth, a process known as angiogenesis. In many cases, the Vascular Endothelial Growth Factor, known as VEGF, molecule and its receptor are essential to angiogenesis. ANGIOZYME was developed to inhibit the production of the high affinity VEGF receptor, thereby slowing or stopping angiogenesis and related tumor growth and metastases. We and independent third parties have conducted animal studies which have shown dramatic reduction in tumor growth and metastases using ribozymes alone and in conjunction with existing cytotoxic cancer therapies.

   In January 1999, we completed a Phase Ia clinical trial in healthy volunteers. This trial, conducted on 14 healthy volunteers, demonstrated safety and tolerability and showed no drug related side effects. In 1999, we also completed a Phase Ib clinical trial to test for safety and tolerability in 16 cancer patients with a history of solid tumors and metastases. No clinically significant drug related side effects were seen, and the presence of ANGIOZYME in the blood of patients in excess of amounts needed to show efficacy in animals was observed up to 24 hours when ANGIOZYME was administered subcutaneously.

   We initiated a Phase I/II multi-dose clinical trial in cancer patients in November 1999. This trial is examining the effects of ANGIOZYME when given daily to cancer patients for 28 continuous days. ANGIOZYME is given via a subcutaneous injection once a day, at home, by the patients themselves. We expect to complete the Phase I/II trial by the end of 2000 and evaluate overall safety, tolerability and other effects and make observations regarding disease progression. Subject to FDA approval, we expect to initiate a pivotal efficacy trial in 2001 which is intended to be the basis for a NDA.

   We are developing ANGIOZYME in collaboration with Chiron. While we share all development costs and profits equally with Chiron, we have the final decision-making authority on all development decisions and activities and we have retained the right to manufacture ANGIOZYME. If one party discontinues funding its share of the costs of clinical development, that party would not share equally in the profits from product sales but would receive a royalty based on net sales of that product. However, the non-participating party may regain its interest in the profits of ANGIOZYME by repaying the other party one-half of the development costs incurred solely by the other party, plus a predetermined risk premium, at either the commencement of Phase III testing or the filing of a NDA or Product License Application.

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

 ANTI-HCV RIBOZYME

   Our anti-HCV ribozyme is being developed in collaboration with Eli Lilly to treat Hepatitis C, a viral disease of the liver. There are over four million chronically infected persons in the United States and over 170 million worldwide. Hepatitis C infects approximately 50,000 people and has over 10,000 deaths associated with it each year in the United States. It is the most common blood borne infection in the United States and has been identified as a "silent epidemic" and "a daunting challenge to public health" by the United States Congress.

   Current therapies for Hepatitis C are effective in less than 50% of existing patients and have serious side effects. Our research and preclinical testing have indicated that the anti-HCV ribozyme selectively cuts Hepatitis C RNA in a manner that significantly inhibits viral replication in cell culture. It is also expected to be effective against all known Hepatitis C sub-types, which now number over 90. Preclinical data for our anti-HCV ribozyme was published in the February 2000 issue of Hepatology. In February 2000, clinical trials were initiated for our anti-HCV ribozyme.

   In March 1999, we entered into a collaboration with Eli Lilly pursuant to which they were granted the exclusive worldwide right to develop and commercialize the anti-HCV ribozyme and any other ribozyme drug for the treatment of Hepatitis C in return for payment of all research, development and commercialization costs of the anti-HCV ribozyme. In addition, we will be entitled to royalties on the sale of the anti-HCV product. In 1999, Eli Lilly paid us $9.2 million pursuant to this agreement which included a $7.5 million equity investment and $1.7 million of research funding. Including development milestones, which we will be entitled to receive if our product is commercialized in the United States, Europe and Japan, we could receive additional funding of up to $29 million. This includes approximately $2.9 million in 2000 for research in addition to a $500,000 milestone payment for having filed the IND.

   If Eli Lilly abandons or does not diligently pursue the development of the anti-HCV ribozyme or another ribozyme drug for the treatment of Hepatitis C, all rights to the anti-HCV ribozyme and such other ribozymes revert to us, subject to the right of Eli Lilly to receive royalty payments, if applicable, on the sale of products developed by us or our third-party collaborators. Eli Lilly may terminate the collaboration at any time by giving us 90 days' notice.

 HERZYME

   We are developing HERZYME, a potential product to treat breast and other cancers. More than 170,000 new breast cancer patients are diagnosed each year in the United States. Approximately 30% of these patients overexpress the Her-2 gene indicating that regulation of the Her-2 gene could have a beneficial impact on the disease. HERZYME specifically targets and downregulates Her-2, and is expected to have a benign side effect profile similar to other ribozymes in clinical development. HERZYME is currently in preclinical development.

   In January 2000, we completed formation of a joint venture with Elan whereby we have licensed HERZYME and Elan licensed its MEDIPAD(R) drug delivery technology to the joint venture, Medizyme. The MEDIPAD(R) system is a disposable continuous subcutaneous drug delivery system that allows a patient to administer the drug at home over two to three days with a single MEDIPAD(R) device, thus avoiding hospitalization, intravenous delivery and doctor visits. Medizyme paid a license fee of $15.0 million to Elan for the use of its MEDIPAD(R) drug delivery technology.

   We contributed $12.0 million in initial funding to Medizyme in exchange for 80.1% of Medizyme's capital stock. Our capital contribution was funded by our sale to Elan of 12,015 shares of our Series A preferred stock for $12.0 million. The Series A preferred stock has a dividend rate of 6.0%. At the end of the development period, expected to be mid-2002, Elan has the right to exchange our Series A preferred stock for 30.1% of the capital stock of Medizyme owned by us or convert it prior to January 2006 into up to approximately 1.2 million shares of our common stock.

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

   Elan purchased 641,026 shares of our common stock for $5.0 million and committed to purchase an additional $5.0 million of common stock in May 2001 at a per share price representing a premium of up to 30% of the price based on the average closing price for the 45 trading days preceding the purchase, but not less than such 45 trading day average. In addition, Elan received warrants to purchase 500,000 shares of our common stock at an average exercise price of $18.00.

   We have estimated that Medizyme will require $15.0 million in funding through the development period to cover future operating and development costs. Elan has provided us with a $12.0 million credit facility on a draw-down basis for us to use, if desired, to fund our portion of Medizyme's operating costs over a 30 month period. Elan may convert this debt into shares of our Series B convertible preferred stock. The Series B preferred stock has a dividend rate of 12.0% and may be converted at any time into our common stock at a 50% premium to the average price of our common stock for the 60 trading days prior to the time of the applicable draw down on the credit facility.

Atugen

   We have also used ribozymes and other oligonucleotides for target discovery and validation, the process by which genes that cause or contribute to human diseases are identified. These technologies use ribozymes and other oligonucleotides to block the function of genetic sequences. The effect of the ribozyme or other oligonucleotides in cell cultures or animal models is then analyzed to determine whether the protein associated with the disease or the disease itself is reduced or eliminated. Alternatively, a genetic sequence, the function of which is unknown, can be analyzed using ribozyme or other oligonucleotide inhibition in a collection of cell culture assays or animal models that represent a broad range of biological functions.

   In 1998, we decided to focus on the therapeutic potential of ribozymes and transferred our target discovery and validation technologies to Atugen in exchange for a significant equity interest in Atugen. Financing for Atugen consisted of a $2.0 million cash contribution by us and a venture capital investment of $7.0 million. In addition, Atugen received commitments from the German government for grants and loans for up to $10.0 million.

   We will benefit from Atugen's activities in the future in several ways:

  . we currently own 48.4% of Atugen's outstanding voting stock;

  . we have the right to develop ribozymes or other oligonucleotides against targets validated by Atugen;

  . we will be paid by Atugen for ribozymes and other material manufactured by us pursuant to our exclusive manufacturing rights;

  . we will be paid by Atugen for a portion of our costs of prosecuting patents applicable to Atugen's business;

  . we will be paid by Atugen for certain administrative and other services rendered by us to Atugen; and

  . we retain the right to use the target discovery and validation technology in non-high throughput applications for our own use and in connection with limited research and development collaborations with third parties.

   Atugen's primary goal is to accelerate discovery and validation of human health therapeutic targets. It will provide a variety of technologies and services to utilize information emerging from human genome sequencing efforts to determine which genes are key factors causing human disease. The significant technology base transferred by us to Atugen combined with the substantial initial capitalization should allow Atugen to improve the speed and certainty of discovering and validating new therapeutic targets both for corporate partners and for internal use. Atugen is performing target discovery and validation for AstraZeneca, Axys Pharmaceuticals, Glaxo Wellcome, Millennium Pharmaceuticals, Roche Bioscience and Schering AG.

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

   We have the right to name two designees to Atugen's Board of Directors, including the Chairman of the Board, as long as we own 30% of Atugen's outstanding stock. Nonetheless, most corporate actions taken by Atugen require a 75% vote or consent of the holders of Atugen's outstanding stock. Atugen currently has approximately 40 employees.

   As part of the formation, Atugen received exclusive royalty-free licenses to our extensive patents and technologies for target discovery and validation. We received a one-time $2.0 million license payment in 1999 for a portion of the licensed technology. The initial technology base includes our entire gene function identification and target validation technologies for both chemically synthesized and expressed nucleic acids, including target site selection, cell culture assays, RNA and other assays, optimized delivery vehicles and animal pharmacology.

Our competition

   We are engaged in the rapidly changing business of developing treatments for human disease through gene modulation. Competition among entities attempting to develop gene modulation products for disease treatment is intense and is expected to increase. We face direct competition from other companies engaged in the research, development and commercialization of ribozyme-based technology as well as competition from companies attempting other methods of gene expression control. In addition, we compete with large pharmaceutical companies and established biotechnology firms, many of whom are developing new products for the treatment of the same diseases targeted by us. In some cases, those companies have already commenced clinical trials for their products. Many of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies and clinical trials, obtaining regulatory approvals and marketing than we do. Our collaborators and licensees may be conducting research and development programs using non-ribozyme technologies directed at the same diseases that we are targeting. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. In addition, our competitors may complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before us, thus achieving a significant competitive advantage.

   Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for products and clinical development and marketing. These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.

Our patents and proprietary technology

   Protecting patents and other proprietary rights is crucial to developing our business. In addition to patents, we rely upon trade secrets, know-how and continuing technological innovations in the design, synthesis, and purification of ribozymes and in nucleic acid chemistry. We also rely on licensing opportunities to develop and maintain our competitive position. It is our policy to file patent applications when appropriate to protect technology, inventions, and improvements that are considered important in the development of our business.

   At the core of our technology are inventions and patents of the University of Colorado developed by Dr. Thomas R. Cech and various of his associates. Pursuant to the University's policies, these inventions and the related patents became the property of the University. The Cech technology was assigned to the University's affiliate, University Research Corporation, or URC, which in turn assigned the rights to license parts of the Cech technology to Competitive Technologies, Inc. United States Biochemical Corporation, or USB, licensed the Cech technology pursuant to two sublicenses. We have entered into a license with URC and sublicenses with USB and Competitive Technologies pursuant to which we have obtained the exclusive (except for non-commercial academic research) worldwide right to the Cech technology to, among other things, make, use and sell ribozymes and ribozyme products covered by the licensed patents. The URC license and USB sublicense are fully paid. The Competitive Technologies license provides for the payment of a royalty on sales of ribozyme products covered by the licensed patents. We may grant sublicenses to the licensed technology subject to the payment to Competitive Technologies of a share of royalty income from such sublicenses or a royalty on sales from sublicensed products, methods or services, depending on the particular licensed patents involved. In addition, we must pay Competitive Technologies a share of any option fee, license fee, prepaid royalty or other "front-end" fee other than equity or research and development funding paid in connection with such sublicense.

   In August 1999, we acquired all of the non-external guide sequence ribozyme-based intellectual property assets of Innovir Laboratories, a subsidiary of NEXELL Therapeutics, Inc. The acquisition included 28 patents and patent applications plus two trademarks. The intellectual property included ribozyme motifs, uses of oligonucleotides for therapeutics, target validation and diagnostics, chemical modifications of oligonucleotides and oligonucleotide delivery, detection, manufacturing and purification. We acquired these assets from Innovir in exchange for our common stock, warrants for our common stock and a small amount of cash.

   As part of our overall intellectual property strategy, we selectively enter into agreements with academic institutions either to license pre-existing technology or to support the development of new technologies and gain the commercial rights to such new technologies.

   As a result of these licenses and sublicenses, and our own internal research, we currently have certain rights to more than 110 issued or allowed patents, and more than 100 patent applications under consideration worldwide. This includes exclusive worldwide rights to 89 patents issued in the United States, 4 patents issued in Europe, 1 patent issued in Japan and 14 patents issued in Australia. In addition, Notices of Allowance have been received for at least 9 patents from the United States Patent and Trademark Office. Six of the 89 United States issued patents, 1 European patent and 1 Japanese patent cover enzymatic RNA and the use of an enzymatic RNA to cleave a single stranded RNA (collectively the "Cech Patents"). We believe that the Cech Patents grant us the right to exclude others from practicing ribozyme technology as it is currently known to us in the United States, Europe and Japan irrespective of the application, the method of production, the method of purification, or the ribozyme motif used. Unless extended, the Cech Patents will expire in December 2008 in the United States and December 2007 in Europe and in Japan. The additional issued patents cover both ribozyme technology (e.g., ribozyme design, synthesis, chemical modifications, delivery, ribozyme motifs, vector production, target site selection) as well as application to specific therapeutic targets. None of our other material patents expire before 2013.

   In addition, we have filed or hold exclusive licenses to more than 100 pending United States and related foreign applications. Our patent portfolio includes approximately 40 United States applications for various areas of interest in human therapeutics and diagnostics and agricultural uses. The portfolio also includes approximately 80 United States applications related to the chemistry, design, optimization, manufacture and delivery of ribozyme products. These patents collectively extend our ribozyme patent coverage well beyond the life of the Cech Patents.

   We have filed opposition documents against two patents granted to a competitor in Europe. In one of the opposition proceedings in Europe, we were successful in invalidating various claims relating to the hammerhead ribozyme composition. The European patent office found that the claims of the granted patent drawn to the so-called Non-GUX (where X is U, A, C or G) ribozymes were not patentable. We do not believe this European-granted patent covers those ribozymes that we have in clinical trials. Opposition proceedings against two of our European and Japanese patents have been initiated by our competitors. The Japanese Opposition Division has rejected competitor oppositions and has issued a notification that it will maintain our Japanese patent without change. The opposition proceedings against our European patent are still ongoing. In addition, we anticipate interference proceedings against some of our patents and patent applications in the United States.

Government regulation of our drug development activities

   The development, manufacture and potential sale of therapeutics is subject to extensive regulation by United States and foreign governmental authorities. In particular, pharmaceutical products undergo rigorous preclinical and clinical testing and other approval requirements by the FDA in the United States under the federal Food, Drug and Cosmetic Act and the Public Health Service Act and by comparable agencies in most foreign countries.

   Before testing agents with potential therapeutic value in healthy human test subjects or patients may begin, stringent government requirements for preclinical data must be satisfied. The data, obtained from studies in several animal species, as well as from laboratory studies, are submitted in an IND application or its equivalent in countries outside the United States where clinical studies are to be conducted. Preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

   Clinical trials are typically conducted in three sequential phases, although these phases may overlap. In Phase I, which frequently begins with initial introduction of the compound into healthy human subjects prior to introduction into patients, the product is tested for safety, adverse affects, dosage, tolerance, absorption, metabolism, excretion and clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population at geographically dispersed study sites to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

   Data from preclinical and clinical trials are submitted to the FDA as an NDA for marketing approval and to other health authorities as a marketing authorization application. The process of completing clinical trials for a new drug is likely to take a number of years and requires the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense. There can be no assurance that FDA or any other health authority approval will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA or other health authorities may deny an NDA or marketing authorization application if the authority's regulatory criteria are not satisfied or may require additional testing or information.

   Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities may require post-marketing reporting to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes will be required to be submitted to the FDA or other regulatory authority.

   Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to commencing commercial sales of the product in such countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements. Further, the FDA regulates the export of products produced in the United States and may prohibit the export of such products even if they are approved for sale in other countries.

   We are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resources Conservation and Recovery Act and other present and potential future federal, state and local regulations.

   Completing the multitude of steps necessary before marketing can begin requires the expenditure of considerable resources and a lengthy period of time. Delay or failure in obtaining the required approvals, clearances or permits by us, our corporate partners or our licensees would have a material adverse affect on our ability to generate sales or royalty revenue. The impact of new or changed laws or regulations cannot be predicted with any accuracy.

Our manufacturing and marketing strategies

   To support our preclinical and clinical trial manufacturing requirements, we constructed manufacturing facilities that we believe comply with applicable regulatory requirements. We have also established operational quality assurance and quality control procedures. We believe that our existing facilities and those available from contract manufacturers will be satisfactory for production of ribozymes needed through clinical trials for our products currently in development.

   We do not currently have the internal facilities or means to manufacture, market, distribute or sell on a commercial scale any of products we may develop. We have expanded our quality control and quality assurance program internally, including adopting a set of standard operating procedures designed to assure that any products manufactured by or for us are made in accordance with cGMP and other applicable domestic and foreign regulations. In addition, we signed an agreement with Avecia in January 2000 providing for the transfer of our proprietary manufacturing processes and intellectual property to enable Avecia to manufacture ribozyme products. Pursuant to this agreement, we must purchase minimum quantities of ribozymes over the next three years.

   We expect to market and sell most products developed, at least initially, directly and through co-promotion or other licensing arrangements with third parties, including our collaborators. In some markets, we may enter into distribution or partnership agreements with pharmaceutical or biotechnology companies that have large, established sales organizations.

Our employees

   As of December 31, 1999, we had 84 full-time employees, including a technical scientific staff of 61. Our future performance depends significantly on the continued service of our key personnel. None of our employees are covered by collective bargaining arrangements. We believe our employee relations are good.

Legal proceedings

   We, along with our chief executive officer, are defendants in several related lawsuits which purport to be class actions on behalf of purchasers of common stock of the Company on November 16 and 17, 1999. The lawsuits, which are substantially identical, allege the defendants violated certain federal securities laws based upon an allegedly misleading announcement made on November 15, 1999. The cases have been consolidated in the United States District Court, District of Colorado. No discovery has occurred, and only limited discovery is expected to occur pending ruling on preliminary motions. Based on current information, we believe the suits are without merit. We intend to defend ourselves and our chief executive officer vigorously.

Properties

   We lease approximately 30,000 square feet of laboratory, manufacturing and office space at 2950 Wilderness Place, Boulder, Colorado, under an operating lease that lasts through June 2007. We intend to lease approximately 2,000 square feet of additional office space during 2000. With this addition, our facility will be sufficient to meet our needs at least through 2001.

Our Scientific Advisory Board

   We are assisted in our research and development activities by our Scientific Advisory Board composed of leading scientists to review our research and development activities and to discuss technological advances and our business. Our current Scientific Advisory Board members are:

   Gerald Joyce, M.D., Ph.D. Professor, Department of Molecular Biology, Scripps Research Institute

   Edward Mocarski, Ph.D. Professor and Chairman, Departments of Microbiology & Immunology, Stanford University


   Bruce Sullenger, Ph.D. Vice Chairman, Department of Surgery, Duke University Medical Center

   Olke C. Uhlenbeck, Ph.D. Professor, Department of Chemistry and Biochemistry, University of
   Colorado

   Each member has entered into an exclusive consulting agreement with Ribozyme Pharmaceuticals in the field of ribozymes and signed confidentiality and non-disclosure agreements.

   We also have collaborative relationships with several board members that further advance our product development.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   The directors, executive officers and key employees of Ribozyme Pharmaceuticals are as follows:

                 Name                 Age Position
                 ----                 --- --------
                                          Chief Executive Officer, President
 Ralph E. Christoffersen, Ph.D. (1).. 62  and Director
 Lawrence E. Bullock................. 44  Vice President of Administration and
                                          Finance, Chief
                                          Financial Officer and Secretary
                                          Vice President of Clinical and
 J. Wayne Cowens, M.D................ 51  Regulatory Affairs
                                          Vice President of Corporate
 Alene A. Holzman.................... 43  Development
 Nassim Usman, Ph.D.................. 40  Senior Vice President of Research
 David T. Morgenthaler (1) (2)....... 80  Chairman of the Board
 Jeremy L. Curnock Cook (1) (3)...... 50  Director
 Anthony B. Evnin, Ph.D. (1) (2)..... 59  Director
 David Ichikawa (3).................. 47  Director
 Anders P. Wiklund (2) (3)........... 59  Director

--------
(1)Member of the Executive Committee.
(2)Member of the Compensation Committee.
(3)Member of the Audit Committee.

   Ralph E. Christoffersen, Ph.D., has served as Chief Executive Officer, President and Director of Ribozyme Pharmaceuticals since June 1992. From 1989 to June 1992, Dr. Christoffersen was Senior Vice President and Director of U.S. Research at SmithKline Beecham Pharmaceuticals, a pharmaceutical company. From 1983 to 1989, he held senior management positions in research at The Upjohn Company, a pharmaceutical company. Prior to joining The Upjohn Company, Dr. Christoffersen served as a Professor of Chemistry and Vice Chancellor for Academic Affairs at the University of Kansas and as President of Colorado State University. He received his Ph.D. in Physical Chemistry from Indiana University.

   Lawrence E. Bullock has served as Vice President of Administration and Finance, Chief Financial Officer and Secretary since January 1996. From December 1990 to January 1996, Mr. Bullock was Chief Financial Officer, Director of Finance and Administration and Secretary of La Jolla Pharmaceutical Company, a biopharmaceutical company. Mr. Bullock received his M.B.A. from the University of Utah.

   J. Wayne Cowens, M.D., has served as Vice President of Clinical and Regulatory Affairs since July 1999. From 1992 until July 1999, Dr. Cowens served as Division Vice President of Product Development for Chiron Corporation, a biotechnology company. During that time he served as Chiron's commercial representative on the Ribozyme Pharmaceuticals/Chiron joint project team for the development of ANGIOZYME. From 1990 until 1992, Dr. Cowens served as Director of Clinical Oncology at Sterling-Winthrop, a pharmaceutical company, and from 1980 until 1990 as a Cancer Research Clinician in the Grace Cancer Drug Center at the Roswell Park Cancer Center. Dr. Cowens received his M.D. degree from The Johns Hopkins University.

   Alene A. Holzman has served as Vice President of Corporate Development since December 1999. Ms. Holzman served as Business Development and General Manager of Target Validation and Discovery Business from April 1997 to December 1999. From January 1990 to March 1997, Ms. Holzman was Vice President of ChemTrak Corporation, a medical technology firm, where she was responsible for finance, business development and marketing and sales. From 1987 to 1990, she was Vice President of CytoSciences, Inc., a biomedical company, and from 1981 to 1987 she was Vice President of Marketing and Sales for Hana Biologics, Inc, a biotechnology firm. Ms. Holzman received her M.B.A. from the University of California at Berkeley.

   Nassim Usman, Ph.D., has served as Senior Vice President of Research since December 1999. From May 1996 to December 1999, Dr. Usman served as Vice President of Research at Ribozyme Pharmaceuticals. From April 1994 until May 1996, Dr. Usman served as Director of Chemistry and Biochemistry Research and from September 1992 until April 1994 Dr. Usman served as Senior Scientist in Chemistry and Biochemistry. From January 1987 to September 1992, Dr. Usman was a Postdoctoral Fellow and Scientist in the Departments of Biology and Chemistry at the Massachusetts Institute of Technology. Dr. Usman received his Ph.D. in Chemistry from McGill University.

   David T. Morgenthaler has served as a director since February 1992 and was elected Chairman of the Board in December 1995. Mr. Morgenthaler was a founder of and has been Managing Partner of Morgenthaler Ventures, a private venture capital firm, since 1968. He has been a director of a number of public and private companies. Mr. Morgenthaler received his M.S. degree from the Massachusetts Institute of Technology.

   Jeremy L. Curnock Cook has served as a director since July 1995. Mr. Cook is a director of Rothschild Asset Management, an investment fund, and has been responsible for the Rothschild Bioscience Unit since 1987. Mr. Cook founded the International Biochemicals Group in 1975 which he subsequently sold to Royal Dutch Shell in 1985, remaining as Managing Director until 1987. He is also a director of the International Biotechnology Trust plc, Creative BioMolecules Inc., Targeted Genetics Inc., Cantab Pharmaceuticals plc, Cell Therapeutics, Inc., Amrad Corporation, Vanguard Medica plc, Angiotech Pharmaceuticals, Inc., Inflazyme Pharmaceuticals, Inc. and Biocompatibles International plc. Mr. Cook received an M.A. in Natural Sciences from Trinity College Dublin.

   Anthony B. Evnin, Ph.D., has served as a director since February 1992. Dr. Evnin has been a General Partner of Venrock Associates, a venture capital partnership, since 1975. He is also a director of Caliper Technologies Corp. and Triangle Pharmaceuticals, Incorporated. Dr. Evnin received his Ph.D. from the Massachusetts Institute of Technology.

   David Ichikawa has served as a director since May 1998. Mr. Ichikawa has been employed by Chiron Corporation, a biotechnology company, since September 1994 and is currently Vice President of Finance and Operations. He has also held management positions at Boehringer Mannhiem Corporation and Chiron (Cetus) Corporation. Mr. Ichikawa received his M.B.A. from the University of California at Berkeley.

   Anders P. Wiklund has served as a director since August 1994. Since January 1997, Mr. Wiklund has been the principal of Wiklund International, an advisory firm to the biotechnology and pharmaceutical industries. From 1967 through 1996, Mr. Wiklund served in numerous executive positions for the Kabi and Pharmacia group of companies, including President and CEO of Kabi Vitrum Inc. and Kabi Pharmacia, Incorporated. Mr. Wiklund is also a director of Medivir, A.B. and InSite Vision, Inc., as well as serving on private company boards. Mr. Wiklund received a Master of Pharmacy degree from the Pharmaceutical Institute in Stockholm.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table summarizes information regarding the beneficial ownership of our outstanding securities as of April 5, 2000 by:

  . each person or group that we know owns more than 5% of the outstanding shares of common stock,

  . each of our directors;

  . each of our executive officers;

  . all of our directors and executive officers as a group; and

  . each selling stockholder.

                                                                 Percent of
                                                               Common Stock(1)
                                              Amount and      -----------------
                                         Nature of Beneficial  Before   After
           Name and Address                  Ownership(1)     Offering Offering
           ----------------              -------------------- -------- --------
Elan International Services, Ltd.......       2,142,276(2)      15.9%    12.9%
Chiron Corporation.....................       1,063,868(3)       8.5%     6.7%
Jeremy L. Curnock Cook.................       1,027,633(4)       8.5%     6.8%
International Biotechnology Trust plc..       1,012,633(5)       8.4%     6.7%
Schering Berlin Venture Corporation....       1,027,239(6)       8.3%     6.6%
Anthony B. Evnin, Ph.D.................         330,773(7)       2.8%     2.2%
Ralph E. Christoffersen, Ph.D..........         209,867(8)       1.7%     1.4%
David T. Morgenthaler..................          40,503(9)         *        *
Nassim Usman, Ph.D.....................          67,186(10)        *        *
Lawrence E. Bullock....................          63,455(11)        *        *
Alene Holzman..........................          42,778(12)        *        *
Anders P. Wiklund......................          19,444(13)        *        *
J. Wayne Cowens........................          10,000(14)        *        *
David Ichikawa.........................          10,000(15)        *        *
Executive officers and directors as a
 group (10 persons)....................       1,821,639(16)     14.7%    11.7%

--------
 *Less than 1%.
 (1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, we believe that each stockholder identified in the table has sole voting and investment power with respect to all shares listed opposite their names. Unless otherwise indicated, the officers, directors and stockholders can be reached at the principal offices of Ribozyme Pharmaceuticals. The information with respect to ownership percentages after the offering assumes no exercise of the underwriters' over-allotment option.
 (2) Includes 1,001,250 shares convertible from our Series A preferred stock assuming a conversion price of $12.00 per share and 500,000 shares issuable upon exercise of warrants. Additionally, Elan has the right to designate a director to our board. Elan's offices are located at 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda.
 (3) Includes 444,444 shares issuable upon exercise of warrants. Chiron's offices are located at 4560 Horton Street, Emeryville, California 94608.
 (4) Includes options to purchase 15,000 shares and 1,012,633 shares held by the International Biotechnology Trust plc, for which Rothschild Asset Management, Ltd. ("Rothschild") acts as investment advisor. Mr. Cook is a director of Rothschild but disclaims beneficial ownership of these shares.

 (5) International Biotechnology Trust plc's offices are located c/o Rothschild Asset Management, Ltd. at Five Arrows House, St. Swithin's Lane, London EC 4N 8NR England.
 (6) Includes 349,356 shares convertible from outstanding debt assuming a conversion price of $22.75 per share. Schering Berlin Venture Corporation's offices are located at 3400 Changebridge Road, Monteville, New Jersey 07045. If the underwriters' over-allotment option is exercised in full, Schering Berlin Venture Corporation will sell 322,345 shares in the offering, in which case it would own 704,894 shares or 4.5% of the common stock after the offering.
 (7) Includes options to purchase 15,000 shares, 218,022 shares held by Venrock Associates and 97,751 shares held by Venrock Associates II, L.P. Mr. Evnin is a general partner of both partnerships and disclaims beneficial ownership of these shares except to the extent of his general partnership interests. If the underwriters' over-allotment option is exercised in full, Venrock Associates will sell 103,673 shares and Venrock Associates II, L.P. will sell 46,482 shares in the offering, in which case Venrock Associates, Venrock Associates II, L.P. and Mr. Evnin would together own 180,618 shares or 1.2% of the common stock after the offering.
 (8) Includes options to purchase 119,583 shares.
 (9) Includes options to purchase 15,000 shares, 19,646 shares held by Edgewater Lakewood, L.P., and 15,101 shares held by Morgenthaler Family Partnership. Mr. Morgenthaler is a general partner of both partnerships and disclaims beneficial ownership of these shares except to the extent of his general partnership interests.
(10) Includes options to purchase 65,158 shares.
(11) Includes options to purchase 47,394 shares.
(12) Includes options to purchase 36,000 shares.
(13) Includes options to purchase 19,444 shares.
(14) Includes options to purchase 10,000 shares.
(15) Excludes 1,063,868 shares held by Chiron. Mr. Ichikawa is employed by Chiron and disclaims beneficial ownership of those shares. Includes options to purchase 10,000 shares.
(16) Includes options to purchase 352,579 shares.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, who are represented by ING Barings LLC and Chase Securities Inc., have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                       Number of
      Underwriters                                                      Shares
      ------------                                                     ---------
      ING Barings LLC................................................. 1,575,000
      Chase Securities Inc............................................ 1,575,000
                                                                       ---------
        Total......................................................... 3,150,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby if any of such shares are purchased.

   We have been advised by the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.64 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the underwriters.

   The following table shows the fees to be paid to the underwriters by us and, if the over-allotment option is exercised, the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:

                                                     Per      No        Full
                                                    Share  Exercise   Exercise
                                                    ----- ---------- ----------
      Payable by Ribozyme Pharmaceuticals.......... $1.08 $3,402,000 $3,402,000
      Payable by the selling stockholders.......... $1.08 $        0 $  510,300

   Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) to be paid by us are expected to be approximately $617,000.

   The selling stockholders have granted the several underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 472,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the table above bears to 3,150,000. To the extent the underwriters exercise such option, the selling stockholders will be obligated, pursuant to the option, to sell the additional shares to the underwriters. The underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 3,150,000 shares of common stock are being offered.

   In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on Nasdaq immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

   Subject to applicable limitations, the underwriters, in connection with this offering, may place bids for or make purchases of the common stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the common stock, which may be higher than the price that might otherwise prevail in the open market. We cannot assure you that the price of the common stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the underwriters may also place bids, or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The underwriters are not required to engage in these activities and may end these activities at any time.

   The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

   The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

   We and each of our directors and executive officers and certain of our security holders, who in the aggregate will beneficially own, following this offering (assuming no exercise of the underwriters' over-allotment option), 3,407,393 shares of common stock, preferred shares convertible into 1,001,250 shares of common stock, and options or warrants to purchase 1,297,023 shares of common stock exercisable within 60 days of April 5, 2000, have agreed that they will not directly or indirectly, without the prior written consent of ING Barings LLC, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into common stock for a period of 90 days after the date of this prospectus, except that we may issue, and grant options to purchase, shares of common stock under our current stock option and purchase plans and other currently outstanding options and warrants.

   Affiliates of Chase Securities Inc. own 16,666 warrants to purchase our common stock at an exercise price of $9.00.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by this prospectus will be passed upon for Ribozyme Pharmaceuticals by Rothgerber Johnson & Lyons, LLP, Denver, Colorado. Legal matters in connection with this offering will be passed upon for the underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Ribozyme Pharmaceuticals, Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC requires us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we terminate the effectiveness of this registration statement.

   The following documents filed with the SEC are incorporated by reference in this prospectus:

  1. Our Annual Report on Form 10-K for the year ended December 31, 1999.

  2. Our Form 8-K dated February 8, 2000.

  3. The description of our common stock in our Registration Statement on Form 8-A dated April 11, 1996, including any amendments or reports filed for the purpose of updating such description.

  4. All of the filings pursuant to the Exchange Act after the date of filing the original Registration Statement and prior to the effectiveness of the Registration Statement.

   We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to the following address: Ribozyme Pharmaceuticals, 2950 Wilderness Place, Boulder, CO 80301
Attention: Lawrence E. Bullock, Vice President of Administration & Finance, CFO and Secretary.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................. F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity......................................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Ribozyme Pharmaceuticals, Inc.

   We have audited the accompanying balance sheets of Ribozyme Pharmaceuticals, Inc., as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cashflows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ribozyme Pharmaceuticals, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Denver, Colorado
February 9, 2000

                         RIBOZYME PHARMACEUTICALS, INC.
                                 BALANCE SHEETS

                                                                Pro Forma
                                                               Stockholders'
                                                                 Equity at
                                        December 31             December 31
                                 --------------------------  ------------------
                                     1998          1999          1999
                                 ------------  ------------  -------------
                                                             (see Note 14)
                                                              (unaudited)
             ASSETS
 Current assets:
 Cash and cash equivalents.....  $  6,511,512  $  9,749,822
 Securities available-for-
  sale.........................           --      4,250,259
 Accounts receivable...........     1,163,388     1,545,164
 Accounts receivable--related
  parties......................     2,735,193       484,729
 Notes receivable--related
  parties......................       118,466       138,903
 Prepaid expenses and other....        84,766       117,668
                                 ------------  ------------
   Total current assets........    10,613,325    16,286,545
 Property, plant, and
  equipment:
 Machinery and equipment.......     6,478,223     7,330,368
 Leasehold improvements........     3,582,664     3,763,515
 Office furniture and
  equipment....................     1,065,049     1,157,907
                                 ------------  ------------
                                   11,125,936    12,251,790
 Accumulated depreciation......    (6,903,742)   (8,447,884)
                                 ------------  ------------
                                    4,222,194     3,803,906
 Notes receivable--related
  parties......................       162,466       313,750
 Deferred patent costs, net of
  accumulated amortization
  (1998--$271,328; 1999--
  $379,588)....................     2,905,575     4,231,307
 Investment in Atugen AG.......       860,216           --
 Other assets..................       460,515       456,591
                                 ------------  ------------
   Total assets................  $ 19,224,291  $ 25,092,099
                                 ============  ============
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 Current liabilities:
 Accounts payable--trade.......  $    750,514  $    974,309
 Accrued liabilities...........       396,143       626,153
 Deferred revenue, current
  portion--related parties.....       400,000       400,000
 Current portion of long-term
  debt.........................       498,179       200,455
                                 ------------  ------------
   Total current liabilities...     2,044,836     2,200,917
 Deferred revenue, long-term
  portion--related parties.....     1,600,000     1,200,001
 Long-term debt................       200,455           --
 Convertible debt--related
  parties......................     4,344,612     6,810,537
 Commitments
 Stockholders' equity:
  Preferred stock, $.01 par
   value; 5,000,000 shares
   authorized;
   Series A convertible
    exchangeable, no shares
    issued and outstanding at
    December 31, 1999, 12,015
    shares outstanding pro
    forma (preference in
    liquidation of $12,015,000)
    ...........................           --            --           $120
   Series L convertible, 5
    shares issued and
    outstanding at December 31,
    1999 and
    pro forma (preference in
    liquidation of
    $7,500,000)................           --            --            --
  Common stock, $.01 par
   value; 20,000,000 shares
   authorized; 9,181,455,
   11,263,252 and 11,904,278
   shares issued and
   outstanding at December 31,
   1998 and 1999, and
   pro forma, respectively.....        91,815       112,633       119,043
 Additional paid-in capital....    84,434,213    98,894,100   115,902,570
 Accumulated deficit...........   (73,422,491)  (84,083,072)  (84,083,072)
 Unrealized loss on securities
  available-for-sale...........            --        (2,399)       (2,399)
 Deferred compensation.........       (69,149)      (40,618)      (40,618)
                                 ------------  ------------  ------------
   Total stockholders' equity..    11,034,388    14,880,644  $ 31,895,644
                                 ------------  ------------  ============
  Total liabilities and
   stockholders' equity........  $ 19,224,291  $ 25,092,099
                                 ============  ============

                            See accompanying notes.

                         RIBOZYME PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS

                                               Year ended December 31
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
Revenues:
  Collaborative agreements...........  $  1,976,500  $  8,962,813  $  5,797,456
  Collaborative agreements-related
   parties...........................           --            --      1,866,942
  Grant and other income.............         6,642        25,045           --
                                       ------------  ------------  ------------
    Total revenues...................     1,983,142     8,987,858     7,664,398
Expenses:
  Research and development...........    15,169,731    16,941,652    15,394,602
  General and administrative.........     1,886,108     1,812,860     2,132,252
                                       ------------  ------------  ------------
    Total expenses...................    17,055,839    18,754,512    17,526,854
Operating loss.......................   (15,072,697)   (9,766,654)   (9,862,456)
Other income (expense):
  Interest income....................       794,968       634,569       614,045
  Interest expense...................      (844,365)     (703,711)     (551,954)
  Equity in loss of unconsolidated
   affiliate.........................           --     (1,081,771)     (860,216)
                                       ------------  ------------  ------------
    Total other expense..............       (49,397)   (1,150,913)     (798,125)
                                       ------------  ------------  ------------
Net loss.............................  $(15,122,094) $(10,917,567) $(10,660,581)
                                       ============  ============  ============
Net loss per share (basic and
 diluted)............................  $      (2.04) $      (1.22) $      (1.05)
Shares used in computing net loss per
 share...............................     7,419,650     8,978,355    10,158,244


                            See accompanying notes.

                         RIBOZYME PHARMACEUTICALS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Preferred
                           Common Stock           Stock     Additional                 Unrealized
                        --------------------  -------------   Paid-In    Accumulated    Loss on     Deferred
                          Shares     Amount   Shares Amount   Capital      Deficit     Securities Compensation    Total
                        ----------  --------  ------ ------ -----------  ------------  ---------- ------------ -----------
Balance at
 December 31, 1996....   6,948,304  $ 69,483   --     $--   $67,873,284  $(47,382,830)  $(9,214)   $(188,902)  $20,361,821
Issuance of common
 stock for cash--
 public offering, net
 of issuance costs of
 $634,796.............   1,400,000    14,000   --      --    10,551,204           --        --           --     10,565,204
Issuance of common
 stock for cash.......     212,766     2,128   --      --     2,497,872           --        --           --      2,500,000
Issuance of common
 stock for cash under
 stock option plan....      30,001       300   --      --        51,404           --        --           --         51,704
Issuance of common
 stock under employee
 stock purchase plan..      29,875       298   --      --       310,303           --        --           --        310,601
Issuance of common
 stock under 401(k)
 plan-stock match ....      19,409       194   --      --       155,078           --        --           --        155,272
Cancellation of common
 stock relating to
 license agreement ...     (33,333)     (333)  --      --           333           --        --           --            --
Compensation for
 issuance of common
 stock and options ...         --        --    --      --       (15,137)          --        --        58,590        43,453
Net loss..............         --        --    --      --           --    (15,122,094)      --           --    (15,122,094)
Change in unrealized
 loss on securities
 available-for-sale...         --        --    --      --           --            --      4,150          --          4,150
                                                                                                               -----------
Comprehensive
 income/(loss)........                                                                                         (15,117,944)
                        ----------  --------   ---    ----  -----------  ------------   -------    ---------   -----------
Balance at
 December 31, 1997....   8,607,022    86,070   --      --    81,424,341   (62,504,924)   (5,064)    (130,312)   18,870,111
Issuance of common
 stock for cash.......     465,117     4,651   --      --     2,495,349           --        --           --      2,500,000
Issuance of common
 stock for cash--under
 stock option plan....      21,689       217   --      --        45,545           --        --           --         45,762
Issuance of common
 stock under employee
 stock purchase plan..      54,115       542   --      --       307,608           --        --           --        308,150
Issuance of common
 stock under 401(k)
 plan-stock match.....      33,512       335   --      --       190,371           --        --           --        190,706
Compensation for
 issuance of common
 stock and options ...         --        --    --      --       (29,001)          --        --        61,163        32,162
Net loss..............         --        --    --      --           --    (10,917,567)      --           --    (10,917,567)
Change in unrealized
 loss on securities
 available-for-sale...         --        --    --      --           --            --      5,064          --          5,064
                                                                                                               -----------
Comprehensive
 income/(loss)........                                                                                         (10,912,503)
                        ----------  --------   ---    ----  -----------  ------------   -------    ---------   -----------
Balance at
 December 31, 1998....   9,181,455    91,815   --      --    84,434,213   (73,422,491)      --       (69,149)   11,034,388
Issuance of common
 stock for cash--
 public offering, net
 of issuance costs of
 $976,588.............   1,800,000    18,000   --      --     5,305,412           --        --           --      5,323,412
Issuance of preferred
 stock for cash.......         --        --      5     --     7,500,000           --        --           --      7,500,000
Issuance of common
 stock and warrants in
 exchange for
 patents..............     160,000     1,600   --      --     1,039,140           --        --           --      1,040,740
Issuance of common
 stock for cash under
 stock option plan ...      40,270       403   --      --       128,256           --        --           --        128,659
Issuance of common
 stock under employee
 stock purchase plan..      64,407       644   --      --       294,159           --        --           --        294,803
Issuance of common
 stock under 401(k)
 plan-stock match.....      17,120       171   --      --       153,566           --        --           --        153,737
Expense for repricing
 warrants.............         --        --    --      --        42,222           --        --           --         42,222
Compensation for
 issuance of common
 stock and options....         --        --    --      --        (2,868)          --        --        28,531        25,663
Net loss..............         --        --    --      --           --    (10,660,581)      --           --    (10,660,581)
Change in unrealized
 loss on securities
 available-for-sale...         --        --    --      --           --            --     (2,399)         --         (2,399)
                                                                                                               -----------
Comprehensive
 income/(loss)........                                                                                         (10,662,980)
                        ----------  --------   ---    ----  -----------  ------------   -------    ---------   -----------
Balance at December
 31, 1999.............  11,263,252  $112,633     5    $--   $98,894,100  $(84,083,072)  $(2,399)   $ (40,618)  $14,880,644
                        ==========  ========   ===    ====  ===========  ============   =======    =========   ===========

                            See accompanying notes.

                         RIBOZYME PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                                               Year ended December 31
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
Operating activities
Net loss.............................  $(15,122,094) $(10,917,567) $(10,660,581)
Adjustments to reconcile net loss to
 net cash used by
operating activities:
  Depreciation.......................     1,665,044     1,670,825     1,544,142
  Amortization.......................        74,051        92,107       108,230
  Equity in loss of unconsolidated
   affiliate.........................           --      1,081,771       860,216
  Write-off of deferred patent
   costs.............................        93,557        11,836        50,232
  Compensation related to common
   stock and options                        280,177       278,150       223,337
  Compensation related to issuance of
   affiliate's stock                            --         81,000           --
  Compensation for forgiveness of
   notes receivable--related parties         92,466       126,466       102,466
  Expense related to warrant
   repricing.........................           --            --         42,222
  Gain on sale of investment in
   corporate partner.................           --        (25,045)          --
  Loss (gain) on disposal of
   equipment.........................        (1,126)          541           --
  Accrued interest included in
   convertible debt-related parties..        52,889       291,723       465,925
  Recognition of deferred revenue-
   related parties...................           --            --       (399,999)
  Changes in operating assets and
   liabilities:
    Accounts receivable..............        65,978    (3,890,537)    1,868,688
    Prepaid expenses and other.......        38,168        90,783       (32,902)
    Other assets.....................      (277,807)      (18,087)        3,924
    Accounts payable--trade..........       351,777      (154,167)      223,795
    Accrued liabilities..............        29,340       150,186       230,010
    Deferred revenue--related
     parties.........................           --      2,000,000           --
    Deferred gain....................        (5,515)          --            --
                                       ------------  ------------  ------------
Net cash used by operating
 activities..........................   (12,663,095)   (9,130,015)   (5,370,295)
Investing activities
Additions to property, plant, and
 equipment...........................    (2,213,311)     (936,395)   (1,125,854)
Additions to deferred patent costs...      (660,581)     (506,994)     (415,254)
Purchase of Innovir patents..........           --            --        (28,200)
Sale of investment in corporate
 partner.............................           --        275,045           --
Proceeds from sale of equipment......         2,600           --            --
Net (purchases) sales of securities
 available-for-sale..................     3,748,005       804,680    (4,252,657)
Investment in unconsolidated
 affiliate...........................           --     (2,022,987)          --
Transfer of restricted cash..........       242,733        52,669           --
Loan repayments--related parties.....         3,000         1,875        33,000
Loan advances--related parties.......      (175,000)      (50,000)     (307,187)
                                       ------------  ------------  ------------
Net cash (used) provided by investing
 activities..........................       947,446    (2,382,107)   (6,096,152)
Financing activities
Net proceeds from sale of shares of
 common stock and warrants...........    13,346,056     2,798,630    13,202,936
Payments under loan facilities.......    (1,480,677)   (2,077,771)     (498,179)
Borrowings under loan facilities.....     2,254,460     2,000,000     2,000,000
Payments on capital lease
 obligations.........................      (152,093)          --            --
                                       ------------  ------------  ------------
Net cash provided by financing
 activities..........................    13,967,746     2,720,859    14,704,757
                                       ------------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents....................     2,252,097    (8,791,263)    3,238,310
Cash and cash equivalents at
 beginning of year...................    13,050,678    15,302,775     6,511,512
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
 year................................  $ 15,302,775  $  6,511,512  $  9,749,822
                                       ============  ============  ============

                            See accompanying notes.

                         RIBOZYME PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

1. Summary of Significant Accounting Policies

Description of Business

   Ribozyme Pharmaceuticals, Inc. (RPI or the Company) was founded in 1992 to capitalize on the broad potential of ribozymes for use in the development of human therapeutics and therapeutic target validation services. To date, the Company has engaged in the research and development of its ribozyme technology and has experienced significant operating losses in each fiscal year since inception. The Company has not generated any revenue from the commercialization of its ribozyme technology and it expects to continue to incur significant operating losses over at least the next several years.

Capital Requirements and Management's Plans

   The Company incurred a net loss of $10,660,581 for the year ended December 31, 1999 and has an accumulated deficit of $84,083,072 at December 31, 1999.

   Development of the Company's products will require a commitment of substantial additional funds to conduct the costly and time-consuming research, preclinical and clinical testing necessary to bring its proposed products to market and to establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including, among others, the progress of the Company's research, development and drug discovery efforts, the ability of the Company to establish collaborative arrangements for clinical testing, progress with preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, competing technological and market developments, changes in the Company's existing research relationships, determination as to the commercial potential of the Company's potential products, effective commercialization activities and arrangements, and the cost and availability of third-party financing for capital expenditures.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash equivalents are comprised of certificates of deposit, money market funds, and investment securities.

Property, Plant, and Equipment

   Property, plant, and equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Useful lives of laboratory equipment and furniture are estimated at five years and all computer equipment is estimated at three years. Leasehold improvements and equipment subject to financing obligations are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

                         RIBOZYME PHARMACEUTICALS, INC

Deferred Patent Costs

   The Company capitalizes legal costs directly incurred in pursuing patent applications as deferred patent costs. When such applications result in an issued patent, the related costs are amortized over the remaining legal life of the patents, using the straight-line method. On a quarterly basis, the Company reviews its issued patents and pending patent applications, and if it determines to abandon a patent application or that an issued patent no longer has economic value, the unamortized balance in deferred patent costs relating to that patent is immediately expensed.

   During 1999, the Company acquired certain pending and issued patents through the issuance of common stock and warrants, valued at approximately $1.0 million. The cost of these patents has been capitalized and is being treated consistent with the policies discussed above.

   It is possible the above estimates of future economic life of the Company's commercialization revenues, the amount of anticipated future commercialization revenues, or both, will be reduced significantly in the near term due to alternative technologies developed by other biotechnology or pharmaceutical companies. As a result, the carrying amount of deferred patent costs may be reduced in the future.

Revenue Recognition and Accounts Receivable

   Revenue from collaborative agreements typically consists of nonrefundable up-front fees, ongoing research and development funding and milestone, license fees and other payments. Revenue from nonrefundable up-front fees is recognized upon signing of the agreement. Revenue from ongoing research and development funding is recorded as the expenses are incurred. Revenue from milestone, license fees and other payments will be recognized when earned. Payments received in advance under these agreements are recorded as deferred revenue until earned. The Company has no further research commitments from our collaborators for any revenue recognized. The Company's accounts receivable are predominately collaborative agreement receivables, and to date, the Company has not experienced any losses with respect to the collection of its accounts receivables.

   In 1999 and 1998, Chiron accounted for approximately 52% and 70% of collaborative revenues, respectively. In 1999, 1998 and 1997, Schering AG accounted for approximately 0%, 22% and 76% of collaborative revenues, respectively. Revenues from Schering AG and Chiron were for nonrefundable, ongoing research and development fees.

Research and Development Expenses

   Research and development costs are expensed as incurred.

Reclassifications

   Certain amounts in the December 31, 1997 and 1998 financial statements were reclassified to conform with the December 31, 1999 presentation. These reclassifications had no impact on the reported results of operations.

2. Securities Available-for-Sale

   At December 31, 1999 management determined that certain marketable securities held by the Company at December 31, 1999 were available-for-sale. Securities available-for-sale are carried at fair value, with

                         RIBOZYME PHARMACEUTICALS, INC
unrealized gains and losses reported as a component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on securities available-for-sale are included in investment income. Interest and dividends on securities available-for-sale are included in investment income. The cost of securities sold is based on the specific identification method. There were no gross realized gains or losses on sales of securities available-for-sale in 1999 or 1998.

3. Long-Term Debt

   Long-term debt as of December 31, 1998 and 1999, consists of the following:

                                                            1998       1999
                                                         ---------- -----------
      Equipment loan (I)................................ $  698,634 $   200,455
      Convertible debt--related parties (II)............  4,344,612   6,810,537
                                                         ---------- -----------
                                                         $5,043,246 $ 7,010,992
                                                         ========== ===========

--------
 I. In December 1995, the Company negotiated an equipment credit facility of $2,000,000 with a financial institution. The facility commitment was terminated on June 30, 1997. The agreement requires monthly principal and interest payments through November, 2000. The interest rate on these borrowings was 12% at December 31, 1999 and 1998.
II. In April 1997, the Company entered into a collaboration agreement with a corporate partner whereby, among other items, the Company may borrow from the partner up to $2.0 million annually through 2001. The loans are collaterallized 50% by equipment purchases. The loans carry an interest rate of 8% per annum and under certain circumstances are convertible into equity at the option of the corporate partner. Principal and interest payments on the loans are deferred until maturity of the loans which is in April 2004. The collaboration and loan facility may be terminated at the option of the partner any time.

   Cash paid for interest for the years ended December 31, 1999, 1998 and 1997 was $84,029, $411,988, and $791,476, respectively. At December 31, 1999 the carrying amounts of the Company's long-term debt approximates the fair value as all borrowings bear interest rates which are comparable to the current market rate for such borrowings.

   As of December 31, 1999, maturities of long-term debt are as follows:

                                                                       Amount
                                                                     -----------
      2000.......................................................... $   200,455
      2001..........................................................         --
      2002..........................................................         --
      2003..........................................................         --
      2004..........................................................         --
        Thereafter..................................................   6,810,537
                                                                     -----------
                                                                     $ 7,010,992
                                                                     ===========

4. Leases

   The Company leases office space under a noncancelable operating lease which was extended until June 2007. Total rent expense, including miscellaneous laboratory equipment rentals, was $398,452, $493,188, and $443,796 in 1999, 1998 and 1997 respectively.

                         RIBOZYME PHARMACEUTICALS, INC

   The Company's operating lease commitments at December 31, 1999 are as follows:

      2000........................................................... $  385,200
      2001...........................................................    385,200
      2002...........................................................    385,200
      2003...........................................................    374,796
      2004...........................................................    373,764
      2005 and thereafter............................................    933,120
                                                                      ----------
                                                                      $2,837,280
                                                                      ==========

5. Stockholders' Equity

   The Company adopted an Employee Stock Purchase Plan (the Purchase Plan), authorizing the issuance of 300,000 shares pursuant to purchase rights granted to employees of the Company. The Purchase Plan provides a means by which employees purchase common stock of the Company through payroll deductions. The Purchase Plan is implemented by offerings of rights to eligible employees. Generally, each offering is twenty-four months' duration with purchases occurring on each October 31 and April 30 during each offering (except that April 30, 1996 was not a purchase date). Common stock is purchased for accounts of employees participating in the Purchase Plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of common stock on the date of commencement of participation in the offering or (ii) 85% of the fair market value of a share of common stock on the date of purchase. Generally all regular employees, including executive officers, may participate in the Purchase Plan and may authorize payroll deduction of up to 15% of their base compensation for the purchase of stock under the plan. The Company's Board of Directors has the authority to terminate the Purchase Plan at its discretion. Shares are deemed issued for accounting purposes in the year the shares are purchased.

   Below is a summary of common stock reserved by the Company at December 31, 1999 for issuance upon the exercise of the various options, warrants and the 401(k) and purchase plans.

                                                                        Shares
                                                                       ---------
      Stock option plans.............................................. 1,788,903
      Employee stock purchase plan....................................   135,761
      Employee 401(k) stock match.....................................   229,959
      Warrants at $9.00 per share.....................................    16,666
      Warrants at $12.00 per share....................................   350,000
      Warrants at $15.75 per share....................................    10,793
      Warrants at $22.50 per share....................................   448,888
      Warrants at $40.50 per share....................................    11,111
                                                                       ---------
                                                                       2,992,081
                                                                       =========

   In connection with a loan payoff, in 1999 the Company repriced 16,666 of its outstanding warrants. The exercise price on those warrants was reduced from $22.50 per share to $9.00 per share. All warrants are immediately exercisable. In 1999, expense related to this repricing of $42,222 was recognized.

   The Company's ability to pay dividends is restricted by the terms of its collaborative, convertible debt and equipment loan facility agreements.

                         RIBOZYME PHARMACEUTICALS, INC

6. Stock Option Plans

   The Company has established a Non-Qualified Stock Option Plan and an Incentive Stock Option Plan (collectively, the Plans), under which it is authorized to grant stock options to purchase up to 1,317,154 shares of the Company's common stock to eligible employees, consultants, and other individuals, as defined in the Plans. In each of May 1997 and in May 1999, the Company's shareholders approved an additional 350,000 shares of the Company's common stock to be reserved for issuance pursuant to the Plans. Options to purchase the Company's common stock are exercisable at a price as determined by the Board of Directors at the time the option is granted, which shall not be less than 100% of the fair market value (110% in the case of 10 percent shareholders) at the date of grant. Vesting rights are determined by the Board of Directors at the time the option is granted and generally the options become exercisable at twenty percent at the end of each of years one through five. If not exercised, the options expire after ten years. The Board of Directors has also granted certain employees options vesting upon achievement of certain contingent milestone events.

   During the third quarter of 1998, the Company offered a repricing of existing stock options to all of its current employees. Pursuant to the offer, all non-executive employees were allowed to exchange each existing stock option for a newly priced stock option one for one, with the new stock options having an exercise price equal to the current market price of the underlying common stock. If exchanged, the vesting term would start over beginning on the date of exchange. A similar offer was given to all executives, except the options were exchanged at a one for .75 ratio. As a result of the offer, 890,921 options were canceled and 747,060 options were granted, effective September 18, 1998.

   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. During 1999, 1998 and 1997, the Company recorded $25,663, $32,162, and $43,453, respectively, of compensation relating to the grant of stock options and the Antidilution Agreement, all of which relates to pre-IPO issuances which have been deferred until vesting has been completed.

   Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 6.1%, 4.7%, and 6.4%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of .971,
 .967, and .638; and a weighted-average expected life of the option of 6 years. The weighted average fair value of stock options granted during 1999, 1998 and 1997 was $5.42, $4.04, and $5.88, respectively.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         RIBOZYME PHARMACEUTICALS, INC

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                         1997          1998          1999
                                     ------------  ------------  ------------
      Pro forma net loss............ $(16,153,548) $(11,948,280) $(12,071,278)
      Pro forma loss per share
       (basic and diluted).......... $      (2.18) $      (1.33) $      (1.19)

   Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma net loss may not be representative of that to be expected in future years.

   Changes in stock options for the years ended December 31, 1999, 1998 and 1997 were as follows:

                                                                    Exercise
                                                       Options        Price
                                                      ----------  -------------
      Outstanding at December 31, 1996...............    679,423  $ .45--$19.00
      Options granted................................    604,300  $7.50--$13.50
      Options exercised/canceled.....................    (64,833) $ .45--$19.00
                                                      ----------  -------------
      Outstanding at December 31, 1997...............  1,218,890  $ .45--$15.25
      Options granted................................  1,174,560  $3.00--$ 8.13
      Options exercised/canceled..................... (1,045,878) $ .45--$15.25
                                                      ----------  -------------
      Outstanding at December 31, 1998...............  1,347,572  $ .45--$12.78
      Options granted................................    598,759  $4.13--$11.31
      Options exercised/canceled.....................   (213,891) $ .45--$12.78
                                                      ----------  -------------
      Outstanding at December 31, 1999...............  1,732,440  $ .45--$12.78
                                                      ==========  =============

   The weighted average exercise price of options outstanding at December 31, 1999, 1998 and 1997 was $6.52, $4.21 and $9.31, respectively.

   Stock options vest as follows:

                                                                        Options
                                                                       ---------
      Currently exercisable...........................................   507,963
      2000............................................................   255,797
      2001............................................................   215,420
      2002............................................................   209,036
      2003............................................................   207,573
      2004 and thereafter.............................................    78,651
      Contingent vesting..............................................   258,000
                                                                       ---------
        Total......................................................... 1,732,440
                                                                       =========

7. Formation of Atugen, an unconsolidated German Affiliate

   In 1998, the Company transferred its gene function and target validation business and technology to Atugen, a separately funded German affiliate. Financing for Atugen was accomplished through an equity investment of $2.0 million in cash from RPI in 1998, a venture capital investment of $7.0 million and a commitment by the German government to provide grants and loans of up to $10.0 million. As a result, at December 31, 1998, RPI retained a 49.5% ownership in Atugen. In connection with its formation, Atugen

                         RIBOZYME PHARMACEUTICALS, INC
received exclusive royalty-free licenses to RPI patents and technologies for target validation and discovery in exchange for a one-time $2.0 million payment which was received by RPI in January 1999. The entire amount of this one-time payment was deferred at December 31, 1998 and is being amortized over the five-year term of the license agreement and is reflected in the Company's equity in earnings.

   According to a service agreement executed by both parties, RPI will provide management support, technologies, facilities and reagents to Atugen for reasonable fees. RPI will retain rights to develop ribozyme therapeutic agents against targets validated by Atugen.

   In 1998, RPI gave to its officers and certain other employees stock representing a 5.5% interest in the newly formed Atugen at no personal cost to the individuals. Atugen is a closely held private company, and accordingly, the fair value of the share grants was by nature an estimate. The Company estimated the fair market value of these share grants at the date of such grants to be $81,000. As a result, the Company's 1998 Statement of Operations includes $81,000 of compensation related to the share grants.

8. Collaborative Agreements

 Chiron

   In July 1994, the Company entered into a research and development collaboration agreement with Chiron to research, develop and market products directed towards five genetic targets, and all human clinical indications associated with those targets. The Company and Chiron will share equally in the costs and profits of any jointly developed products. In addition, Chiron may, at its option, finance the Company's portion of its Phase II and Phase III drug development costs for mutually approved programs. The Company retains the option to reacquire its rights by reimbursing Chiron for such development costs plus a predetermined risk premium. The term of the research program is five years, with the terms of the agreement to be extended if products are jointly developed. As part of this agreement, Chiron made a $10,000,000 equity investment in the Company.

   In 1998, the Company received $5.0 million from Chiron related to the joint product development of ANGIOZYME. The non recurring payment was a reimbursement for 50% of past expenses incurred by the Company for the preclinical development of ANGIOZYME. In addition, the Company recorded revenue from Chiron of $4,015,010 and $1,048,138, in 1999 and 1998, respectively, for 50% of
ANGIOZYME clinical development expenses incurred by the Company. There are no future obligations between the Company and Chiron related to revenues which were fully recognized in 1999 and 1998.

 Schering AG, Berlin

   On April 9, 1997, the Company entered into a research collaboration with Schering AG, Berlin, (Schering AG) focusing on the use of ribozymes for therapeutic target validation, as well as the development of ribozymes as therapeutic agents. The collaboration will utilize the special selectivity of ribozymes to validate new molecular therapeutic targets and to discover new therapeutic agents based on those targets. The Company will provide its expertise in ribozyme design, synthesis and delivery, and Berlex Laboratories, Inc., a U.S. subsidiary of Schering AG (Berlex) will provide candidate targets, cell culture screens, animal models and development and commercialization expertise to the collaboration. The Company anticipates that hundreds of potential targets may be examined over a five year period with Berlex having the option to commercialize products from any validated targets.

   Schering AG made an equity investment in the Company in May 1997 of $2.5 million in exchange for 212,766 shares of common stock, and made an additional equity investment of $2.5 million for 465,117 shares

                         RIBOZYME PHARMACEUTICALS, INC
in April 1998. Separately, Schering AG provided a loan of $2.0 million in each of years 1997, 1998 and 1999. Schering AG has agreed to provide loans of up to $2.0 million annually for each of the next two years, provided that the collaboration is continued in each of those years. Amounts not used in any calendar year may be carried forward to future years. According to the terms of the Company's agreement with Schering AG, 50% of any borrowings on the line of credit must be collateralized by equipment purchases. The loans, which carry an interest rate of 8% per annum, are convertible into equity at the option of Schering AG under certain circumstances. At December 31, 1999, the outstanding borrowings of $6.8 million were convertible into approximately 649,000 shares of the Company's common stock. Subject to the conversion rights referred to above, principal and interest payments are deferred until maturity of the loans which is in April 2004. During 1999, the Company subcontracted the research to Atugen and therefore all subsequent revenues for work completed has been solely recognized by Atugen. The Company may earn success fees upon product development milestones and has the right to manufacture synthetic ribozyme products and receive royalties on sales of both ribozyme and non-ribozyme products resulting from the collaboration. All such payments are subject to some restrictions, including receipt of certain third party consents. Upon payment of termination fees paid to the Company, the research collaboration may be terminated at Schering AG's option any time.

 Eli Lilly and Company

   In March 1999, the Company entered into a collaboration with Eli Lilly and Company (Eli Lilly) to conduct research, development and commercialization of the Company's ribozyme for the treatment of Hepatitis C virus infection (the anti-HCV ribozyme). Under the terms of the agreement, the Company received approximately $9.2 million in 1999, which included $1.7 million of funding for research and clinical trial expenses and a $7.5 million equity investment purchasing five shares of the Company's non-voting convertible Series L preferred stock which was completed in April 1999. Each share of Series L convertible preferred stock is convertible into shares of the Company's common stock based upon milestones related to the development and commercialization of the anti-HCV ribozyme. Under certain circumstances, if the Company commences Phase II clinical trials prior to March 17, 2002, each share of Series L preferred stock will convert into $500,000 of common stock valued at the average closing price 30 days prior to conversion. If, however, the Company fails to commence Phase II clinical trials prior to March 17, 2002, each share of Series L preferred stock will convert into $1.5 million of common stock valued at the average closing price of the Company's common stock 30 days prior to conversion. In addition to equity and research funding, the Company may receive success fees related to various development milestones and royalties on future sales of products developed related to the collaboration. Eli Lilly will receive the exclusive worldwide commercialization rights to products that result from this collaboration, including the anti-HCV ribozyme product. The Company has retained certain rights to manufacture anti-HCV riboyzme products resulting from the collaboration.

9. Commitments and Contingency

   At the core of the Company's technology are inventions and patents of the University of Colorado (CU) which were developed by Dr. Thomas R. Cech and various associates of Dr. Cech. Pursuant to the policies of CU, these inventions and the patents issued thereon, (the Cech Technology) became the property of CU. The Cech Technology was assigned to CU's affiliate, University Research Corporation (URC), which in turn assigned the rights to license certain of the Cech Technology to Competitive Technologies, Inc. (CTI), formerly known as University Patents, Inc. United States Biochemical Corporation (USB) licensed the Cech Technology pursuant to two sublicenses. One of these sublicenses was for the Cech Technology held by CTI. In November 1996, USB assigned to the Company its rights under the sublicense from CTI and the Company entered into an amended and restated license with CTI. The Company also has obtained a license from URC and a sublicense from USB for other Cech Technology held by URC. The CTI license, URC license and USB sublicense together grant the Company the exclusive (except for non-commercial academic research) worldwide right,

                         RIBOZYME PHARMACEUTICALS, INC
among other things, to make, use and sell RNA enzymes covered by licensed patents and products incorporating them. The URC license and USB sublicense are fully paid. The CTI license provides for the payment of a royalty on sales of products incorporating RNA enzymes, covered by licensed patents, and for certain minimum annual royalties. The Company may grant sublicenses to the licensed technology subject to the payment to CTI of a share of royalty income from such sublicenses or a royalty on sales from sublicensed products, methods or services, depending on the particular licensed patents involved. In addition, the Company must pay CTI a share of any option fee, license fee, prepaid royalty or other front-end fee other than research and development funding paid in connection with such sublicense. At the Company's discretion, the payment may be in either cash or equity.

   The Company, along with one or more of its officers or directors, are defendants in several related lawsuits which purport to be class actions on behalf of purchasers of common stock of the Company on November 16 and 17, 1999. The lawsuits, which are substantially identical, allege the defendants violated certain federal securities laws based upon an allegedly misleading announcement made on November 15, 1999. The cases have been consolidated in the United States District Court, District of Colorado. No discovery has occurred, and only limited discovery is expected to occur pending ruling on preliminary motions. Based on current information, the Company believes the suits to be without merit.

10. Related Party Transactions

   At December 31, 1999, 1998 and 1997, the Company had a total of $295,000, $280,932 and $320,000, respectively, of non-interest bearing loans due from executive officers. The balances may be forgiven by the Company under certain employment agreement provisions. The loan balances are forgivable or payable to the Company under various terms not to exceed 5 years. The Company forgave $88,000, $126,466 and $80,000 of these loans during each of the years ending December 31, 1999, 1998 and 1997, respectively.

11. Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes (SFAS 109). Under the provisions of SFAS 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

                         RIBOZYME PHARMACEUTICALS, INC

   At December 31, 1999, the Company has the following net operating loss and tax credit carryforwards for income tax purposes:

                                                           Research
                                                  Net         and       State
                                               Operating  Development Investment
      Expiration Date                           Losses      Credits    Credits
      ---------------                         ----------- ----------- ----------
      2000................................... $       --  $      --    $11,000
      2001...................................         --         --      6,000
      2007...................................   3,506,000    101,000       --
      2008...................................   7,363,000    185,000       --
      2009...................................   9,239,000    316,000       --
      2010...................................  11,953,000    139,000       --
      2011...................................  15,125,000    181,000       --
      2012...................................  15,291,000    296,000       --
      2018...................................  10,109,000    475,000       --
      2019...................................  10,708,000    408,000       --
                                              ----------- ----------   -------
        Total................................ $83,294,000 $2,101,000   $17,000
                                              =========== ==========   =======

   The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a change of ownership as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company's utilization of its net operating loss and tax credit carryforwards, and could have been triggered by the Company's initial public offering or by subsequent sales of securities by the Company or its shareholders.

   The components of the Company's deferred tax assets and liabilities, net of taxes, as of December 31, 1998 and 1999 are as follows:

                                                       1998          1999
                                                   ------------  -------------
      Deferred tax assets:
        Net operating loss carryforwards.........  $ 27,095,000  $  31,069,000
        Research and development and state
         investment credit carryforwards.........     1,548,000      2,118,000
        Depreciation.............................       639,000        592,000
        Equity in loss of unconsolidated
         affiliate...............................       404,000        724,000
        Other....................................        30,000         23,000
                                                   ------------  -------------
                                                     29,716,000     34,526,000
        Valuation allowance......................   (28,610,000)   (32,716,000)
                                                   ------------  -------------
        Net deferred tax assets..................     1,106,000      1,810,000
      Deferred tax liabilities:
        Deferred patent costs....................     1,084,000      1,178,000
        Deferred income..........................           --         597,000
        Other....................................        22,000         35,000
                                                   ------------  -------------
        Total deferred tax liabilities...........     1,106,000      1,810,000
                                                   ------------  -------------
                                                   $        --   $         --
                                                   ============  =============

                         RIBOZYME PHARMACEUTICALS, INC

12. Employee Savings Plan

   The Company has a 401(k) plan which allows participants to contribute 1% to 15% of their salary, subject to eligibility requirements and annual limits. The Board may, at its sole discretion, approve matching contributions with the Company's common stock. In 1999, 1998 and 1997, the Board approved a 50% common stock match equal to total participant deferrals made in each respective year. The Company stock match is subject to vesting restrictions.

13. Subsequent Events

 Joint Venture

   In January 2000, the Company formed a joint venture with Elan for the development and commercialization of HERZYME, the Company's product to treat breast and other cancers. As part of this arrangement, the Company licensed HERZYME and Elan licensed its MEDIPAD(R) drug delivery technology to the joint venture, Medizyme Pharmaceuticals, Ltd. (Medizyme). The MEDIPAD(R) system is a disposable continuous subcutaneous drug delivery system which allows a patient to administer the drug at home.

   Initial funding of Medizyme included $12.0 million from the Company and $3.0 million from Elan. The Company's $12.0 million capital contribution was funded by the sale to Elan of (i) 12,105 shares of the Company's Series A convertible exchangeable preferred stock (the Series A Preferred Stock), (ii) a warrant to purchase up to 200,000 shares of the Company's common stock at an exercise price of $15.00 per share with a term of two years, and (iii) a warrant to purchase up to 300,000 shares of the Company's common stock at an exercise price of $20.00 per share with a term of seven years. The Series A Preferred Stock has a stated dividend rate of 6.0% which is payable semi-annually through the issuance of additional shares of Series A Preferred Stock at a nominal value of $1,000 per share.

   As a result of Medizyme's initial capitalization, the Company owns 80.1% of the outstanding capital stock of Medizyme and Elan owns 19.9%. However, Elan can exchange, at its option, all of its shares of the Company's Series A Preferred Stock for 30.1% of RPI's interest in Medizyme. After such redemption, Elan would own 50% of the then outstanding capital stock of Medizyme. Elan also has the option of converting its shares of the Company's Series A Preferred Stock into approximately 1,200,000 shares of RPI's common stock.

   Medizyme paid Elan in cash a $15.0 million non-refundable license fee for the MEDIPAD(R) drug delivery technology. As a result of this licensing transaction, it is likely that Medizyme will capitalize the entire license fee and amortize the balance over the three-year term of the agreement. The Company estimates that funding for Medizyme will require approximately $15.0 million in additional operating and development costs. In connection with expected funding requirements, Elan has agreed to provide the Company with a $12.0 million credit facility to fund the Company's pro rata portion of Medizyme's operating costs over the development period, which is expected to be 30 months. The debt has a 12% rate and may be converted into shares of the Company's Series B convertible preferred stock (the Series B Preferred Stock), which ultimately is convertible into shares of the Company's common stock at a 50% premium to the average price of its common stock for the 60 days prior to the time of the applicable draw down on the credit facility. The Series B Preferred Stock has a stated dividend rate of 12%, which is payable semi-annually through the issuance of additional shares of Series A Preferred Stock at a nominal value of $1,000 per share.

   Also in connection with the Medizyme joint venture, Elan purchased 641,026 shares of the Company's common stock for a purchase price of $5.0 million. Elan has committed to purchase an additional $5.0 million of common stock in 15 months at a share price that is at a premium to the average closing price for the 45 trading days preceding the purchase, but not less than such 45 trading day average. The price is also based on the achievement of certain milestones.

                         RIBOZYME PHARMACEUTICALS, INC

   The joint venture agreement provides for equal representation by the Company and Elan in the operating and management decisions of Medizyme. The Company will account for its investment in Medizyme under the equity method.

 Purchase Commitment

   In January 2000, the Company entered into a manufacturing agreement whereby the Company transferred its proprietary manufacturing processes and intellectual property to enable the manufacturing of its ribozyme products. Pursuant to this agreement, the Company must purchase minimum quantities of ribozymes over the next three years, which represents a significant majority of the expected usage during that time.

14. Pro Forma Stockholders' Equity (Unaudited)

   Pro forma stockholders' equity as of December 31, 1999 reflects the following transactions with Elan in January 2000: (i) the sale of 641,026 shares of our common stock to Elan for $5.0 million; and (ii) the sale of 12,015 shares of our Series A Preferred Stock to Elan for $12.0 million.

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 You should rely on the information contained in this document to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document. This document may be used only where it is legal to sell these securities.

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                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  13
Price Range of Common Stock and Dividends................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  24
Management...............................................................  36
Principal and Selling Stockholders.......................................  38
Underwriting.............................................................  40
Legal Matters............................................................  42
Experts..................................................................  42
Where You Can Find More Information......................................  42
Index to Financial Statements............................................ F-1

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 Through and including May 1, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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                               3,150,000 Shares

[LOGO OF RPI]

                                 Common Stock

                                --------------

                                  PROSPECTUS

                                --------------

                                  ING Barings

                                   Chase H&Q

                                 April 6, 2000

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